As filed with the Securities and Exchange Commission on September 6, 2002

                                                      Registration No. 333-92048
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 AMENDMENT NO. 1
                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               99 Cent Stuff, Inc.
                               -------------------
             (Exact Name of Registrant as Specified in its charter)

                 Florida                                    5331                                  Applied For
------------------------------------------ ---------------------------------------- ----------------------------------------
 (State or jurisdiction of incorporation        (Primary Standard Industrial         (I.R.S. Employer Identification No.)
            or organization)                     Classification Code Number)


                              1801 Clint Moore Road
                            Boca Raton, Florida 33487
                                 (561) 999-9815
                                 --------------
               (Address, including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                                Raymond Zimmerman
                        1801 Clint Moore Road, Suite 217
                            Boca Raton, Florida 33487
                                 (561) 999-9815
                                 --------------
             (Name, Address Including Zip Code and Telephone Number,
                   Including Area Code, of Agent for Service)

                                   Copies to:
             Michael D. Karsch, Esq.            James Schneider, Esq.
             Sachs Sax Klein                    Adorno & Yoss, P.A.
             301 Yamato Road                    350 E. Las Olas Boulevard
             Boca Raton, Florida 33431          Ft. Lauderdale, Florida 33301
             (561) 994-4499                     (954) 763-1200

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
   ------------------------------------ ----------------- --------------------- ------------------------- --------------
   Title of each class of securities    Amount   to   be  Proposed              Proposed
   to be registered                     Registered        maximum aggregate     maximum aggregate         Amount of
                                                          offering  price  per  offering price (1) (2)    registration
                                                          security(1) (2)                                 fee
   ------------------------------------ ----------------- --------------------- ------------------------- --------------
   Units                                2,300,000         $5.00                 $11,500,000               $1,058
   ------------------------------------ ----------------- --------------------- ------------------------- --------------
   Common  Stock  underlying  Warrants  2,300,000         $7.50                 $17,250,000               $1,587
   included in the Units
   ------------------------------------ ----------------- --------------------- ------------------------- --------------
   Underwriters Purchase Option         200,000           $.001                 $200                      -
   ------------------------------------ ----------------- --------------------- ------------------------- --------------
   Unit Underlying Underwriters         200,000           $7.50                 1,500,000                 $138
   Purchase Option
   ------------------------------------ ----------------- --------------------- ------------------------- --------------
   Common Stock issuable upon           200,000           $7.50                 $1,500,000                $138
   exercise of  Purchase Warrants
   underlying Underwriter's Purchase
   Option
   ------------------------------------ ----------------- --------------------- ------------------------- --------------
   Total                                                                                                  $2,921 (3)
   ------------------------------------ ----------------- --------------------- ------------------------- --------------

(1) Includes shares of common stock that may be sold pursuant to the exercise of the underwriters' over-allotment option.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
(3)  $920 previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

            Prospectus Subject to Completion Dated September 6, 2002

                                 2000,000 UNITS

                                     [LOGO]

                                  COMMON STOCK

This is an initial public offering by 99 Cent Stuff, Inc. We are selling 2,000,000 units. Each unit consists of one share of common stock and one warrant. The common stock and warrants will not trade separately until 30 days from the date of this prospectus. The exercise price of the warrants will be $7.50 per share. The warrants will expire five years from the date of this prospectus. The initial public offering price of the units is expected to be $5.00 per unit.

Prior to the offering, there has been no public market for any of our securities. We have applied to list the units on the Nasdaq SmallCap Market and the Boston Stock Exchange.

The purchase of the unites involves a high degree of risk. Please see "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                Per Unit                  Total
                                                                --------                  -----
Underwriting discounts and commissions.....................     $                      $10,000,000
Proceeds to us, before expenses............................

The underwriters have an option to purchase a maximum of _____________ additional units to cover over-allotments.

Delivery of the shares of the units will be made on or about ___________, 2002.

                           VFINANCE INVESTMENTS, INC.

                      Prospectus dated _____________, 2002

                             DESCRIPTION OF ARTWORK:

      The inside front cover contains a map of the south Florida with dots indicating store locations. The heading of the map states "Store Locations".

      Below the map there are a photographs of the front entrances to a 99 Cent Stuff Store and the inside of one store.

                                TABLE OF CONTENTS


Item                                                                                             Page
----                                                                                             ----
Prospectus Summary                                                                               1
Risk Factors                                                                                     4
Forward-Looking Information                                                                      11
Use of Proceeds                                                                                  12
Dividend Policy                                                                                  12
Dilution                                                                                         13
Capitalization                                                                                   14
Selected Financial Data                                                                          15
Management's Discussion and Analysis Financial Condition and Results of Operation                16
Business                                                                                         22
Management                                                                                       30
Principal Shareholders                                                                           34
Certain Relationships and Related Transactions                                                   34
Description of Securities                                                                        35
Underwriting                                                                                     40
Legal Matters                                                                                    41
Experts                                                                                          41
Where You Can Find Additional Information                                                        42
Index to Financial Statements                                                                    F-1

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until ____________, 2002 (25 days after the commencement of this offering), all dealers that buy, sell or trade our units, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We do not own any trademarks. All registered trademarks and trade names referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. We urge you to read the entire prospectus carefully, including Risk Factors, and the financial statements and the notes to those financial statements included in this prospectus.

                                  99 CENT STUFF

99 Cent Stuff is a Florida-based single-priced value retailer of primarily name-brand, consumable merchandise that operates 11 retail stores in south Florida. Our stores offer a wide assortment of regularly available consumer goods as well as a broad variety of quality, closeout merchandise. Every product is sold at or below 99 cents, including extra value savings of two or three items for 99 cents. We feature consumer staples such as produce and bread to encourage our customers to visit our stores frequently. Our first store opened in 1999 and in 2001 revenues were approximately $36 million.


THE VALUE RETAIL INDUSTRY

Value discount retail is distinguished from other retail formats by the purchase of closeout and other special-situation merchandise at prices generally below original wholesale cost, and the subsequent sale of this merchandise at prices significantly below regular retail. This results in a continually changing selection of products and brands. The sale of closeout or special-situation merchandise develops in response to the need of manufacturers, wholesalers and others to distribute merchandise outside their normal channels. The critical factor that drives success in the deep discount industry is effective inventory purchasing and management. Management believes that the value discount retail segment represents a significant long-term growth opportunity in the retail industry.

OUR STRATEGY

Our goal is to operate stores providing value to customers on a wide variety of quality and name-brand consumables that can be purchased for 99 cents. Our strategies to achieve this goal include:

     o Emphasize "Name-Brands". We believe that customers visit our stores for name-brand consumable merchandise such as Pepsi, General Mills, Gerber Products, Hershey Foods, Johnson & Johnson, Kraft General Foods, Mattel, Nabisco, Nestle, Pillsbury, Procter & Gamble and Revlon brand names.

     o Carry a Wide Selection of Regularly Available Merchandise. Our retail stores offer consumer items in many staple product categories, which encourages customers to frequently visit our stores for their everyday household needs.

     o Effective Store Layout. Our stores average 17,000 saleable square feet and are substantially larger than most of the stores of our competitors and are organized in a "supermarket" format and other "big-box" retailers and are attractively merchandised, brightly lit and well-maintained.

     o Strong Supplier Relationships. Our goal is to develop a reputation as a reliable purchaser of name-brand, quality merchandise at discount prices.

SIGNIFICANT MANAGEMENT EXPERIENCE

Our founder Raymond Zimmerman, who has over 40 years of retail experience, including as chief executive officer of Service Merchandise Company for 17 years, has provided over $17 million of funding, substantially all of our funding to date. Our other senior management also has significant retail experience, including in the value discount segment.

EXPANSION PLANS

99 Cent Stuff believes that our concept can be replicated in most other densely populated areas of Florida and the southeastern U.S. By continuing to focus 99 Cent Stuff store openings in southeast Florida for the immediate future, we can leverage our value concept in the region and take advantage of our existing warehouse and distribution facility and other management and operating efficiencies. Our growth strategy will focus on opening locations in existing markets as well as expanding into adjoining markets. As part of our start-up phase, we have built an infrastructure to handle our planned growth to up to 25 stores in this region.

We are incorporated in the State of Florida. Our executive offices are located at 1801 Clint Moore Road, Suite 217, Boca Raton, Florida 33487 and our telephone number is (561) 999-9815. Information on our website, www.99centstuff.com, is not part of this prospectus.

                                  THE OFFERING

Offering price per unit..........................      $5.00

Securities offered...............................      2,000,000 units, each
                                                       consisting of one share
                                                       of common stock and one
                                                       warrant

Shares outstanding after the offering............      8,000,000 shares
                                                       2,000,000 warrants

Terms of the warrants............................      The exercise price of the
                                                       warrants is $7.50 per
                                                       share. We may redeem the
                                                       warrants for $.001 per
                                                       warrant if the closing
                                                       bid price of the common
                                                       stock is at least 150% of
                                                       the exercise price for 20
                                                       consecutive trading days.
                                                       The warrants expire on
                                                       _________, 2007

Use of proceeds..................................      We intend to use the net
                                                       proceeds to open
                                                       additional stores and for
                                                       inventory and working
                                                       capital.

Nasdaq SmallCap Market Symbols...................      Units.............STUFU
                                                       Common Stock......STUF
                                                       Warrants..........STUFW

Boston Stock Exchange Symbols....................      Units.............
                                                       Common Stock......STF
                                                       Warrants..........

ASSUMPTIONS

         Unless otherwise indicated, all share information in this prospectus is based on the conversion of 99 Cent Stuff LLC into a corporation and excludes:

     o 2,000,000 shares of common stock issuable upon exercise of the warrants;
     o 1,000,000 shares of common stock available for future issuance under our 2002 Equity Incentive Plan;
     o the possible issuance of up to 300,000 additional shares of common stock included in the units that the underwriters have the option to purchase from us to cover over-allotments and 300,000 shares issuable upon exercise of the warrants included in these units; and
     o 400,000 shares of common stock issuable upon exercise of warrants issued to the underwriters.

OUR TRANSITION TO A CORPORATE STRUCTURE

Immediately prior to the closing of the offering we will convert from a limited liability company to a corporation. Raymond Zimmerman and a family trust currently own all of our outstanding interests. As a result of these transactions, Mr. Zimmerman and the will wind up owning all 6,000,000 shares outstanding prior to the offering. Mr. Zimmerman will also contribute his $14.6 million of loans and accrued interest to capital for no additional equity.

                             SUMMARY FINANCIAL DATA

The following table sets forth selected financial and operating data for the periods indicated. The following selected statement of operations data for each of the three periods ended December 31, 1999, 2000 and 2001, and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from the consolidated financial statements and the related notes audited by Daszkal Bolton LLP, independent public accountants, as set forth in their report also included elsewhere in this prospectus. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus. Results for interim periods are not necessarily indicative of results to be expected during the remainder of the fiscal year or for any future period.


                                                            Periods ended December 31,                Six Months Ended June 30,
                                                            -------------------------                 ------------------------
                                                          1999          2000           2001              2001             2002
                                                          ----          ----           ----              ----             ----
Statement of operations data:
     Net sales                                      $  3,984,522    $ 14,219,365    $ 35,888,782     $ 17,086,461    $ 18,796,721
     Cost of goods sold                                3,196,770      10,571,255      26,260,512       12,561,111      14,066,573
                                                    ------------    ------------    ------------     ------------    ------------
     Gross profit                                        787,752       3,648,110       9,628,270        4,525,350       4,730,148

     Selling, general and administrative expenses      2,808,369       8,273,380      14,558,460        7,961,530       6,564,800
                                                    ------------    ------------    ------------     ------------    ------------
     Loss from operations                             (2,020,617)     (4,625,270)     (4,930,190)      (3,436,180)     (1,834,652)
     Other expense                                      (125,122)       (648,095)     (1,581,248)        (828,836)       (639,077)
                                                    ------------    ------------    ------------     ------------    ------------
     Net loss                                         (2,145,739)     (5,273,365)     (6,511,438)      (4,265,016)     (2,473,729)
                                                    ============    ============    ============     ============    ============

     Net loss per share                             $      (0.36)   $      (0.88)   $      (1.09)    $      (0.71)   $      (0.41)

     Weighted average common shares outstanding        6,000,000       6,000,000       6,000,000        6,000,000       6,000,000


                                                                    December 31,
                                                                    ------------                                       Pro Forma
                                                          1999          2000           2001          June 30, 2002   June 30, 2002
                                                          ----          ----           ----          -------------   --------------
     Balance sheet data:
     Working capital                                $ (3,361,973)   $(11,721,765)   $(18,316,093)    $(20,473,501)   $ (5,881,948)
     Total assets                                      4,019,779       8,693,073       7,880,539        7,184,328       7,184,328
     Total long term debt                                     --              --              --               --              --
     Total equity (deficit)                         $ (2,145,739)   $ (7,419,104)   $(13,930,542)    $(16,404,271)   $ (1,812,718)


                                  RISK FACTORS

You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks and uncertainties actually occur, our business' financial condition or operating results may be materially and adversely affected. In this event, the trading price of our common stock may decline and you may lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

WE HAVE HAD LOSSES SINCE INCEPTION IN 1999 AND MAY NOT HAVE INCOME IN 2002, WHICH HAS AFFECTED OUR WORKING CAPITAL.

We had losses of $6.5 million in 2001 and $5.3 million in 2000. We cannot assure you that we will have a profit this year or any future year. Due to these losses, we had a negative working capital of $20.5 million at June 30, 2002 and have continued to need cash for operations. This amount includes approximately $16.7 million owed to Raymond Zimmerman, our chairman at June 30, 2002. Our losses since inception in 1999 were due to

     o    costs associated with its opening the 11 new stores,
     o delays in opening stores and the costs of carrying extra inventory and rent,
     o inability from time to time to properly purchase inventory and stock the stores due to cash shortfalls,
     o costs associated with establishing our warehouse and corporate operations, and
     o costs associated with developing and implementing our information technology systems for the warehouse and stores.

Our negative working capital as of June 30, 2002 was due to

     o    $5.5 million of property and equipment acquired,
     o    cash shortfall due to operating losses, and
     o    increases in accounts payable due to operating losses.

OUR INDEPENDENT AUDITORS HAVE ISSUED A GOING CONCERN OPINION.

Because of our significant operating losses and reliance on outside funding to maintain operations, our independent auditors' report on our financial statements for the year ended December 31, 2001 contains an explanatory paragraph about our ability to continue as a going concern. These operating losses and negative cash flows raise substantial doubt about our ability to continue as a going concern.

OUR ABILITY TO GENERATE PROFITS IS PRIMARILY DEPENDENT ON INCREASING OUR GROSS MARGINS AND VOLUME.

The key to success in the value business is to be able to rapidly purchase goods and be able to pay within terms in order to obtain the lowest prices. Due to our lack of operating cash, we have not been able to purchase inventory in the most efficient fashion and we have thus had lower margins than some of our competitors. This has also affected our revenues. We need the proceeds of this offering so that we can properly purchase inventory and increase our gross margins to satisfactory levels.

Our operating losses have decreased working capital and limited our ability to buy sufficient inventory at higher margins. Also, we have not been able to control the mix of sales and margins that we would like to maximize sales and margins due to the lack of working capital.

WE DEPEND ON NEW STORE OPENINGS FOR MUCH OF OUR FUTURE GROWTH.

Our operating results depend largely on our ability to open and operate new stores successfully and to manage a larger business profitably. Our strategy depends on our ability to secure financing to open and operate these stores. Any failure by us to:

     o    identify suitable markets and sites for our new stores,
     o    negotiate leases with acceptable terms,
     o    achieve our expansion goals on a timely basis,
     o obtain acceptance in markets in which we currently have limited or no presence,
     o    hire and retain management and other qualified store personnel,
     o appropriately upgrade our financial and management information systems and
     o    control or manage operating expenses

could decrease our future operating results and hurt our ability to execute our business strategy. Some of these factors are beyond our control and we cannot assure you that we will be able to achieve our goals.

We also cannot assure you that when we open new stores, we will improve our results of operations. A variety of factors, including store location, store size, rental terms, the level of store sales and the level of initial advertising influence if and when a new store becomes profitable. Assuming that our planned expansion occurs as anticipated, our store base will include a relatively high proportion of stores with relatively short operating histories. We cannot assure you that our new stores will achieve the sales per saleable square foot and store-level operating margins currently achieved at our existing stores. If our new stores on average fail to achieve these results, our planned expansion could produce a decrease in our overall sales per saleable square foot and store-level operating margins. Increases in the level of advertising and pre-opening expenses associated with the opening of new stores could also contribute to a decrease in our operating margins. Finally, the opening of new stores in existing markets may reduce retail sales of existing stores in those markets, negatively affecting comparable store sales.

DUE TO OUR LIMITED RESOURCES, AT TIMES WE HAVE NOT HAD SUFFICIENT INVENTORY, WHICH HAS NEGATIVELY IMPACTED OUR SALES AND MARGINS.

We depend on the availability of quality merchandise at low prices in order to stock our stores. Our margins are materially affected by our ability to timely purchase and pay for inventory. Due to our cash flow problems, from time to time we have not had sufficient working capital to purchase inventory, and during these periods, our sales and margins have decreased. During any future period in which we have limited working capital, it is likely that our margins will decrease.

WE WILL NEED ADDITIONAL CAPITAL TO IMPLEMENT OUR LONG TERM PLANS.

Although the proceeds of the minimum offering will be sufficient to fund our operating requirements for approximately one year, we will need additional capital to open some new stores and if we are to implement our long-term expansion plans. The terms on which we may obtain additional financing may dilute the ownership interests of the existing shareholders, or otherwise adversely affect their position. It is also possible that we will be unable to obtain the additional funding when we need it. If we are unable to obtain additional funding as and when needed, we could be forced to delay the progress of our development efforts.

INFLATION COULD IMPACT OUR ABILITY TO PROVIDE QUALITY MERCHANDISE FOR 99 CENT STUFF.

Our ability to provide quality merchandise at the 99 cents price point is subject to certain economic factors, which are beyond our control, including inflation. Due to our inability to raise our prices, inflation could hurt our margins. Our methods to respond to ordinary price increases resulting from inflationary pressures is to adjust the number of items sold at for 99 cents and by changing our selection of merchandise. A sustained trend of significantly increased inflationary pressure could require us to abandon our single price point of 99 cents per item or to raise our price point, which could force us to change our strategy and change our business model.

ALL OF OUR OPERATIONS ARE IN SOUTH FLORIDA, LEAVING US VULNERABLE TO EVENTS SPECIFIC TO THIS REGION.

All of our 99 Cent Stuff Stores are currently located in south Florida. Our next two stores will also be in this region. Accordingly, our results of operations and financial condition largely depend upon trends in the south Florida economy. Although this region's economy has remained strong, this trend may not continue and retail spending could decline in the future. At times, natural disasters such as hurricanes and other events have disrupted the local economy. These events could also pose physical risks to our properties.

BECAUSE ALL OF OUR STORES RELY ON A SINGLE DISTRIBUTION CENTER, ANY DISRUPTION COULD REDUCE OUR NET SALES.

We currently rely on a single distribution center in Miami, Florida. Any natural disaster or other serious disruption to this distribution center due to fire, hurricane or any other cause could damage a significant portion of our inventory and could materially impair both our ability to adequately stock our stores and our sales and profitability, particularly because much of our merchandise consists of closeouts and other irreplaceable products. If the security measures used at our distribution center do not prevent inventory theft, our gross margin may significantly decrease.

WE DEPEND UPON OUR RELATIONSHIPS WITH OUR SUPPLIERS AND THE AVAILABILITY OF CLOSEOUT AND SPECIAL-SITUATION MERCHANDISE.

Our success depends in large part on our ability to locate and purchase quality closeout and special-situation merchandise at attractive prices. We cannot be certain that such merchandise will continue to be available in the future. Further, we may not be able to find and purchase merchandise in quantities necessary to accommodate our growth. Additionally, our suppliers sometimes restrict the advertising, promotion and method of distribution of their merchandise. These restrictions in turn may make it more difficult for us to quickly sell these items from our inventory.

Although we believe our relationships with our suppliers are good, we do not have any written agreements with any supplier. As a result, we must continuously seek out buying opportunities from our existing suppliers and from new sources. We compete for these opportunities with other wholesalers and retailers, value, discount and deep-discount chains, mass merchandisers, food markets, drug chains, club stores and various privately-held companies and individuals. One of our suppliers provided 11.1% of our purchases in 2001. Although we do not depend on this or any other single supplier or group of suppliers and believe we can successfully compete in seeking out new suppliers, a disruption in the availability of merchandise at attractive prices could impair our business.

WE ARE VULNERABLE TO UNCERTAIN ECONOMIC FACTORS SINCE WE HAVE A LIMITED ABILITY TO PASS ON COST INCREASES.

Our ability to provide quality merchandise at our 99 cents price point could be hindered by certain economic factors beyond our control, including but not limited to:

     o    increases in operating costs;
     o    increases in employee health care costs;
     o    increases in prevailing wage levels; and
     o    decreases in consumer confidence levels.

Because we provide consumers with merchandise at a 99 cents fixed price point, we typically cannot pass on cost increases to our customers.

WE RELY HEAVILY ON OUR MANAGEMENT TEAM AND THE LOSS OF ONE OR MORE MEMBERS OF OUR TEAM WILL DAMAGE OUR OPERATIONS.

Our success depends substantially on Raymond Zimmerman, our Chairman and Chief Executive Officer, and John Isaac. We also rely on the continued service of our chief executive officer and other key management. We intend to enter into employment agreements with our executive officers and key employees. However, we do not maintain key person life insurance on them. As we continue to grow, our success will depend on our ability to identify, attract, hire, train, retain and motivate other highly skilled management personnel. Competition for such personnel is intense, and we may not be able to successfully attract, assimilate or retain sufficiently qualified candidates.

OUR OPERATING RESULTS MAY FLUCTUATE AND MAY BE AFFECTED BY SEASONAL BUYING PATTERNS, COMPARABLE STORE SALES AND OTHER FACTORS.

Historically, our highest revenues and operating income have occurred during months with major holidays such as Christmas, Easter and Halloween, which affect our operating results. In addition to seasonality, many other factors may cause our results of operations to vary significantly from quarter to quarter. If we miscalculate the demand for our products generally or for our product mix during peak periods, our revenues could decline, resulting in excess inventory, which could harm our margins and cash flow. Some of these factors are beyond our control. These factors include:

     o    the timing of new store openings;
     o    the integration of new stores into our operations;
     o the level of advertising and pre-opening expenses associated with new stores;
     o general economic health of the value and deep-discount retail industries;
     o    changes in the mix of products sold;
     o    unexpected increases in shipping costs;
     o    ability to successfully manage our inventory levels;
     o    changes in our personnel;
     o    fluctuations in the amount of consumer spending; and
     o the amount and timing of operating costs and capital expenditures relating to the growth of our business.

THE RIGHT TO USE OUR CURRENT NAME MAY BE CHALLENGED.

The trademarks we own and use in connection with our goods and services are not registered. There are several federally-registered trademarks containing "99 Cents" and the owners of these trademarks may challenge the use of our name and other marks which include "99 Cent". If challenged, we may be forced to change the name of our stores and our other marks. We cannot assure you that we will have the right to use our current name and other marks in the future.

RISKS RELATED TO THE INDUSTRY

WE FACE STRONG COMPETITION FOR CUSTOMERS AND TO PURCHASE INVENTORY, WHICH AFFECTS OUR PROFITABILITY.

We compete in both the acquisition of inventory and sale of merchandise with

     o    discount and deep-discount stores,
     o    single price point merchandisers,
     o    mass merchandisers,
     o    food markets,
     o    drug chains, and
     o    club stores.

In the future, new companies may also enter the value retail industry. Additionally, we currently face increasing competition for the purchase of quality closeout and other special-situation merchandise.

Some of our competitors have substantially greater financial resources and buying power than us. Our capability to compete will depend on many factors including our ability to successfully purchase and resell merchandise at lower prices than our competitors and the perceived value to consumers. We cannot assure you that we will be able to compete successfully against our current and future competitors. If we are unable to compete successfully, our operating results will suffer.

WE FACE RISKS ASSOCIATED WITH INTERNATIONAL PURCHASES.

Some of the inventory we purchase is manufactured outside the United States. There are many risks associated with doing business internationally. Our purchasing may be subject to risks such as:

     o    political instability;
     o    currency fluctuations;
     o    exchange rate controls;
     o    changes in import and export regulations; and
     o    changes in tariff and freight rates.

The United States and other countries have also proposed various forms of protectionist trade legislation. Any resulting changes in current tariff structures or other trade policies could limit our economic ability to purchase from international sources on a cost-effective basis.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS AND MAY BE SUBJECT TO LIABILITY OR SUBSTANTIAL COSTS IN COMPLYING WITH THESE REGULATIONS.

Under various federal, state and local environmental laws and regulations, current or previous owners or occupants of property may become liable for the costs of removing any hazardous substances found on the property. These laws and regulations often impose liability without regard to fault. In the future we may be required to incur substantial costs for preventive or remedial measures associated with the presence of hazardous materials. Further, in the ordinary course of our business, we sometimes handle or dispose of commonplace household products that are classified as hazardous materials under various environmental laws and regulations. We have adopted policies regarding the handling and disposal of these products, and we train our employees on how to handle and dispose of them. We cannot assure you that our policies and training will successfully help us avoid potential violations of these environmental laws and regulations in the future.

WE FACE THE RISK OF LOSS FROM INVENTORY SHRINKAGE.

The retail industry is subject to theft by customers and employees, and damage to goods in the course of operations. Significant inventory shrinkage in the future would increase our cost of goods sold and decrease our profitability.

OUR INFORMATION TECHNOLOGY SYSTEMS ARE VULNERABLE TO DAMAGE THAT COULD HARM OUR BUSINESS.

Our success, in particular our ability to successfully manage inventory levels, largely depends upon the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the store level, communicate customer information and aggregate daily sales information. These systems and our operations are vulnerable to damage or interruption from:

     o    hurricane, fire, flood and other natural disasters;
     o power loss, computer systems failures, internet and telecommunications or data network failure, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data or security breaches, misappropriation and similar events; and
     o    computer viruses.

Any failure that causes an interruption in our operations or a decrease in inventory tracking could result in reduced net sales.

TERRORISM AND THE UNCERTAINTY OF WAR MAY HARM OUR OPERATING RESULTS.

The terrorist attacks of September 11, 2001 have had a negative impact on various regions of the United States and on a wide range of industries. The terrorist attacks, as well as the United States war on terrorism, may have an unpredictable effect on general economic conditions and may harm our future results of operations. In the future, fears of recession, war and additional acts of terrorism may continue to impact the U.S. economy and could negatively impact our business.

RISKS RELATED TO THIS OFFERING

OUR ANTI-TAKEOVER PROVISIONS COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY, EVEN IF SUCH CHANGE OF CONTROL WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

Provisions of our articles of incorporation and bylaws as well as provisions of Florida law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our shareholders. These provisions include:

     o a board of directors that is classified such that only one-third of directors are elected each year;
     o authorizing the issuance of blank check preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;
     o limitations on the ability of shareholders to call special meetings of shareholders;
     o prohibiting shareholder action by written consent and requiring all shareholder actions to be taken at a meeting of our shareholders; and
     o establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, provisions of the Florida Business Corporation Act Law restrict business combination transactions with parties that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some shareholders.

WE ARE CONTROLLED BY OUR PRIMARY SHAREHOLDER, WHO WILL CONTINUE TO CONTROL OUR OUTSTANDING STOCK AFTER THIS OFFERING. HIS INTERESTS MAY CONFLICT WITH YOUR INTERESTS.

Following this offering, Raymond Zimmerman and his family will beneficially own approximately 75% of our outstanding common stock. For as long as Mr. Zimmerman and his family continue to own shares of common stock representing more than 50% of the voting power of our common stock, he will be able to direct the election of all of the members of our board of directors and determine the outcome of all matters submitted to a vote of our stockholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional shares of common stock or other equity securities and the payment of dividends on common stock. Mr. Zimmerman will also have the power to prevent or cause a change in control, and could take other actions that might be desirable to him but not to other stockholders. Mr. Zimmerman's interests may be different from the interests of the other shareholders. This could limit the voting and other rights of our other shareholders and could depress the market price of our common stock.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE PER SHARE OF COMMON STOCK.

The initial public offering price will be substantially higher than the net tangible book value per share of the outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution of $4.18. Investors may also experience additional dilution if we issue common stock in the future. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares in the event of a liquidation.

OUR STOCK PRICE COULD FLUCTUATE WIDELY, WHICH COULD AFFECT YOUR ABILITY AND THE PRICE AT WHICH YOU CAN SELL YOUR SHARES.

The market price of our common stock could fluctuate significantly due to many factors, including:

     o    the depth of the market for our common stock;
     o changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;
     o    variations in our operating results;
     o conditions or trends in our industry or in the industries of any of our significant suppliers;
     o    additions or departures of key personnel; and
     o    future sales of our common stock.

OUR STOCK HAS NOT BEEN AND MAY NOT BE AVAILABLE ON A PUBLIC MARKET.

Prior to this offering, our common stock could not be bought or sold publicly. Therefore, we do not know if investor interest in our stock will be sufficient to create or sustain a public trading market. If we are not able to develop a public trading market for the shares, investors may have limited liquidity and may be forced to hold the shares for an indefinite period of time.

THE PRICE OF OUR COMMON STOCK AFTER THIS OFFERING MAY BE LOWER THAN THE OFFERING PRICE YOU PAY AND MAY BE VOLATILE.

Recently, the stock market has experienced significant price and volume fluctuations. If our common stock declines due to these fluctuations, we could be subject to securities class action litigation, similar to that which has been brought against companies following periods of volatility in the market price of their common stock. Litigation could result in substantial costs and could divert our resources and senior management team's attention. This could harm our financial condition and operating results.

THE PUBLIC SALE OF OUR COMMON STOCK BY EXISTING SHAREHOLDERS COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

Future sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock and could impair our ability to raise equity capital in the future. Upon completion of this offering, we will have 8,000,000 shares of common stock outstanding. The 6,000,000 shares of common stock, which are not being sold in this offering, are "restricted securities" within the meaning of Rule 144. All of these shares will be eligible for sale in the public market commencing one year after the date of this prospectus.

OUR MANAGEMENT HAS BROAD DISCRETION AS TO THE USE OF THE NET PROCEEDS FROM THIS OFFERING.

Our management has broad discretion as to the use of the net proceeds that we will receive from this offering. We cannot assure you that our management will apply these funds effectively, nor can we assure you that the net proceeds from this offering will be invested in a manner yielding a favorable return.

THIS IS THE FIRST TRANSACTION IN WHICH VFINANCE INVESTMENTS HAS ACTED AS MANAGING UNDERWRITER.

The underwriter's lack of experience may affect its ability to complete this offering and negatively impact the trading market for the units.

                           FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. In addition, the forward-looking events discussed in this prospectus might not occur. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS

We estimate that our net proceeds from the sale of the 2,000,000 units based on an assumed offering price of $5.00 per unit will be approximately $8,750,000. If the underwriters exercise their over-allotment option in full, we expect our net proceeds to be approximately $8,350,000. The following table shows how we intend to use the proceeds of the offering:

               Use                                             Amount
               ---                                             ------
               New stores                                    $3,500,000
               Inventory                                      2,500,000
               Working capital                                2,350,000
                                                             ----------
                           Total                             $8,350,000

The capital investment for each new store ranges from $150,000 to $375,000, depending on landlord allowances and existing improvements, with a least $400,000 required for inventory. We also spend approximately $35,000 for pre-opening expenses. We intend to open up to six stores by the end of 2003.

We intend to purchase additional inventory for our stores as well as have funds available to acquire additional inventory as we find purchasing opportunities made available from time to time.

We will use the balance of the net proceeds for general corporate purposes, including working capital and payment of outstanding payables. We will have the right to reallocate the proceeds within the above categories if we believe that we need additional inventory or have desirable locations to open additional stores. Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term investment grade or money market securities.

                                 DIVIDEND POLICY

We intend to retain all our earnings to finance the growth and development of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on any applicable contractual restrictions on us contained in our financing credit facilities and other agreements, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors.

                                    DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate pro forma net book value per share by calculating the total assets less total liabilities, and dividing it by the number of outstanding shares of common stock.

After giving effect to this offering at an estimated public offering price of $5.00 per share, less estimated expenses, there will be an immediate increase in the pro forma as adjusted net book value per share to existing shareholders and an immediate dilution per share to new investors. The following table illustrates this per share dilution on a pro forma basis as of June 30, 2002:

Initial public offering price per share                                  $5.00
Pro forma net tangible book value per share before                        (.30)
 giving effect to the offering and the related expenses
Increase in pro forma net tangible book value per share                   1.12
  attributable to new investors
Pro forma net tangible book value per share after                          .82
  giving effect to the offering
Dilution per share to new investors                                       4.18

The following table summarizes on a pro forma basis, as of June 30, 2002, the total number of shares of common stock purchased, the total consideration paid to us, and the average price per share paid by existing shareholders and purchasers of shares in this offering, assuming our sale of 2,000,000 shares at $5.00 per share, giving no value to the warrants included in the units:

                                    Shares Purchased             Total Consideration
                                    ----------------             -------------------            Average price
                                Number           Percent        Amount         Percent            per share
                                ------           -------        ------         -------            ---------
Existing shareholders         6,000,000           75.0%      $14,591,353         59.3%              $2.43
New shareholders              2,000,000           25.0%      $10,000,000         40.7%              $5.00
                             ---------           -----       -----------        -----
Total                         8,000,000          100.0%      $24,591,353        100.0%

                                 CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2002

     o    on a historical basis,
     o pro forma for the conversion of 99 Cent Stuff, LLC to a "C" corporation and the conversion of approximately $14.6 million of advances and accrued interest by Raymond Zimmerman into equity, and
     o as adjusted to give effect to 2,000,000 shares at the public offering price of $5.00 per share and the receipt of estimated net proceeds from the offering.


                                                             June 30, 2002
                                                             -------------
                                                Actual         Pro Forma       As adjusted
                                                ------         ---------       -----------

     Member Loans                          $ 14,591,553                --                --

     Long term debt                                  --                --                --

     Stockholders' equity:

     Preferred stock, $.01 par value,                --                --                --
     5,000,000 shares authorized, no
     shares issued and outstanding

     Common stock, $.01 par value,                   --            60,000            80,000
     25,000,000 shares authorized, no
     shares outstanding actual,
     6,000,000 outstanding pro forma,
     8,000,000 shares outstanding as
     adjusted

     Additional paid in capital                      --        (1,872,718)        6,457,282

     Accumulated deficit (1)                (16,404,271)               --                --
                                           ------------------------------------------------

     Total stockholders' equity             (16,404,271)       (1,812,718)        6,537,282
                                           ------------------------------------------------

     Total capitalization                    (1,812,718)       (1,812,718)        6,537,282
                                           ------------------------------------------------

(1) As part of the conversion to a C corporation, the LLC will distribute all previously undistributed earnings and losses to the LLC members, which are Raymond Zimmerman and his family members.

                             SELECTED FINANCIAL DATA

The following table sets forth selected financial and operating data for the periods indicated. The following selected statement of operations data for each of the three periods ended December 31, 1999, 2000 and 2001, and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from the consolidated financial statements and the related notes audited by Daszkal Bolton LLP, independent public accountants, as set forth in their report also included elsewhere in this prospectus. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus. Results for interim periods are not necessarily indicative of results to be expected during the remainder of the fiscal year or for any future period.


                                                            Periods ended December 31,                Six Months Ended June 30,
                                                            -------------------------                 ------------------------
                                                          1999          2000           2001              2001             2002
                                                          ----          ----           ----              ----             ----
Statement of operations data:
     Net sales                                      $  3,984,522    $ 14,219,365    $ 35,888,782     $ 17,086,461    $ 18,796,721
     Cost of goods sold                                3,196,770      10,571,255      26,260,512       12,561,111      14,066,573
                                                    ------------    ------------    ------------     ------------    ------------
     Gross profit                                        787,752       3,648,110       9,628,270        4,525,350       4,730,148

     Selling, general and administrative expenses      2,808,369       8,273,380      14,558,460        7,961,530       6,564,800
                                                    ------------    ------------    ------------     ------------    ------------
     Loss from operations                             (2,020,617)     (4,625,270)     (4,930,190)      (3,436,180)     (1,834,652)
     Other expense                                      (125,122)       (648,095)     (1,581,248)        (828,836)       (639,077)
                                                    ------------    ------------    ------------     ------------    ------------
     Net loss                                         (2,145,739)     (5,273,365)     (6,511,438)      (4,265,016)     (2,473,729)
                                                    ============    ============    ============     ============    ============

     Net loss per share                             $      (0.36)   $      (0.88)   $      (1.09)    $      (0.71)   $      (0.41)

     Weighted average common shares outstanding        6,000,000       6,000,000       6,000,000        6,000,000       6,000,000


                                                                    December 31,
                                                                    ------------                                       Pro Forma
                                                          1999          2000           2001          June 30, 2002   June 30, 2002
                                                          ----          ----           ----          -------------   --------------
     Balance sheet data:
     Working capital                                $ (3,361,973)   $(11,721,765)   $(18,316,093)    $(20,473,501)   $ (5,881,948)
     Total assets                                      4,019,779       8,693,073       7,880,539        7,184,328       7,184,328
     Total long term debt                                     --              --              --               --              --
     Total equity (deficit)                         $ (2,145,739)   $ (7,419,104)   $(13,930,542)    $(16,404,271)   $ (1,812,718)


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

GENERAL

99 Cent Stuff is a Florida-based single-priced deep-discount retailer of primarily , consumable general merchandise. Our stores offer a wide assortment of regularly available consumer goods as well as a broad variety of quality, closeout merchandise. Our product offerings are comprised of brand merchandise and closeouts merchandise that may be available for reorder. Every product is sold for 99 cents or less. We provide our customers significant value on their everyday household needs and an exciting shopping experience in customer-service-oriented stores, which are attractively merchandised, brightly lit and well maintained. We believe that our name-brand focus, along with a product mix emphasizing value-priced food and beverage and other everyday household items, increases the frequency of consumer visits and impulse purchases and reduces our exposure to seasonality and economic cycles. We believe that our format appeals to value-conscious customers in all socio-economic groups and results in a high volume of sales.

We operate 11 retail stores in south Florida. We opened our first three stores in 1999, five stores in 2000, two stores in 2001 and one in 2002. In the past, as part of our strategy to expand retail operations, the Company has opened new stores in close proximity to existing stores that are more efficient in distribution, marketing and branding. We have built an the corporate and warehouse support staff and systems that we believe can handle our planned expansion. As a result of our start-up costs, operating costs and these expenses, we have recorded losses since inception.

Our customers use cash, checks and third-party credit cards to purchase our products. We do not issue private credit cards or make use of complicated financing arrangements.

Our auditors report on our consolidated financial statements for the year ended December 31, 2001 contains a going-concern explanatory paragraph. For the year ended December 31, 2001, 99 Cent Stuff incurred net losses of $6.5 million, and had a members' deficit of $13.9 million, at December 31, 2001. These losses raise substantial doubt about our ability to continue as a going concern. We believe that financing will be available from Raymond Zimmerman in 2002 to continue operations until this offering is completed. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event we cannot continue in existence.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts. The estimates and assumptions are evaluated on an on-going basis and are based on historical experience and on various other factors that are believed to be reasonable. Estimates and assumptions include, but are not limited to, fixed asset lives, intangible assets, income taxes, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. 99 Cent Stuff believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the financial statements. Our accounting for inventory and cost of goods sold requires us to estimate the value of such assets and cost of such assets sold and to continually assess whether such assets are impaired and the cost of goods sold is presented fairly.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

SALES. Total sales increased $1.7 million, or 9.9%, from $17.1 million in 2001 to $18.8 million in 2002. The increase in sales was due to one additional store that opened in April 2001 and that was not included in our 2001 results. Same stores sales for stores open all of both periods increased 2.9% from 2001 to 2002. This increase was primarily due to the addition of produce to our stores as a new food category.

GROSS PROFIT. Gross profit, which consists of total sales less cost of sales, increased approximately $0.2 million, or 4.4%, from $4.5 million in 2001 to $4.7 million in 2002. The increase in gross profit dollars was primarily due to higher sales volume. As a percentage of net sales, gross profit was 25.2% in 2002 versus 26.5% in 2001. This 1.3% decrease resulted from a change in our sales mix a one store due to a legal action that forced us to limit the sales of high margin grocery items.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses, or SG&A, which include operating expenses and depreciation and amortization, decreased $1.4 million, or 17.5%, from $8.0 million in 2001 to $6.6 million in 2002. The decrease in 2002 compared to 2001 was due reduction of corporate and warehouse support costs and reduced payroll and related costs for our stores. SG&A decreased as a percentage of net sales from 46.6% in 2001 to 34.9% in 2002.

OPERATING LOSS. Operating loss decreased $1.6 million, or 46.6%, from $3.4 million in 2001 to $1.8 million in 2002. Operating loss decreased as a percentage of net sales from 20.1% in 2001 to 9.8% in 2002 primarily due to the increase in the sales and lower selling, general and administrative expenses.

OTHER (INCOME) EXPENSE. Interest expense was $0.8 million in 2001 and $0.7 in 2002. 99 Cent Stuff had indebtedness including notes payable from its principal member of $13.1 million and an outstanding line of credit of $2.9 million as of June 30, 2001 and had outstanding indebtedness including notes payable from its principal member of $14.6 million, $3.0 million under the line of credit and accounts payable, related party of $2.1 million as of June 30, 2002.

NET LOSS. As a result of the items discussed above, net loss decreased $1.8 million, or 41.2%, from $4.3 million in 2001 to $2.5 million in 2002. Net loss as a percentage of net sales was 25.0% in 2001 and 13.2% in 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

SALES. Total sales increased $21.7 million, or 152.4%, from $14.2 million in 2000 to $35.9 million in 2001. The increase in 99 Cent Stuff stores sales was attributed to the net effect of two new stores opened in 2001 and the full year effect of five stores opened in 2000. Same store sales for stores open for all of both periods decreased 1.6% from 2000 to 2001. This decrease was primarily attributed to opening new stores near the existing startup stores and the effect of our lower working capital and inventory for sale.

GROSS PROFIT. Gross profit increased approximately $6.0 million, or 163.9%, from $3.6 million in 2000 to $9.6 million in 2001. The increase in gross profit dollars was primarily due to higher sales. As a percentage of net sales, gross profit was 26.8% in 2001 versus 25.7% in 2000. This 1.1% increase resulted from reduced product cost as we increased purchasing volumes.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses, increased $6.3 million, or 76.0%, from $8.3 million in 2000 to $14.6 million in 2001. The increase for 2001 compared to 2000 was due to year 2001 new stores and the full year effect of the new stores opened in 2000. SG&A decreased as a percentage of net sales from 58.2% in 2000 to 40.6% in 2001 as corporate and warehouse costs did not increase proportionately to the increase in sales. The increase in SG&A is due to two new stores opened in 2001 and an additional five stores open for a portion of 2000 and the full year in 2001 and to the additional corporate and warehouse personnel to support additional stores. Management and staff positions were added in information systems, finance, distribution, and human resources and buying. In addition, SG&A increased because of the costs associated with the delay in opening new stores and the costs of warehousing the merchandise until the stores opened.

OPERATING LOSS. Operating loss increased $0.3 million, or 6.6%, from $4.6 million in 2000 to $4.9 million in 2001. Operating loss decreased as a percentage of net sales was 32.5% in 2000 to 13.7% in 2001 primarily due to the increase in the sales discussed above.

OTHER (INCOME) EXPENSE. Interest expense was $0.7 million in 2000 and $1.6 million in 2001. 99 Cent Stuff had indebtedness including notes payable from its principal member of $10.9 million and $14.6 million and an outstanding line of credit of $1.2 million and $2.9 million as of December 31, 2000 and 2001, respectively.

NET LOSS. As a result of the items discussed above, net loss increased $1.2 million, or 23.5%, from $5.3 million in 2000 to $6.5 million in 2001. Net loss as a percentage of sales was 37.1% in 2000 and 18.1% in 2001.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO PERIOD FROM JUNE 28, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999

SALES. Total sales increased $10.2 million, or 256.9%, from $4.0 million in 1999 to $14.2 million in 2000. The increase in 99 Cent Stuff Stores sales was attributed to the sales from five new stores opened in 2000 and the full year sales from three stores opened in the fourth quarter of 1999.

GROSS PROFIT. Gross profit increased approximately $2.9 million, or 363.1%, from $0.8 million in 1999 to $3.6 million in 2000. The increase in gross profit was primarily due to higher sales. As a percentage of net sales, gross profit improved from 19.8% in 1999 to 25.7% in 2000 from decreased per unit merchandise costs as we increased our purchases.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased $5.5 million, or 194.6%, from $2.8 million in 1999 to $8.3 million in 2000. The increase over 1999 is from five new stores opened in 2000 and the full year costs from three new stores that were opened in during 1999. SG&A decreased as a percentage of net sales from 70.5% in 1999 to 58.2% in 2000. The decrease in SG&A as a percentage of sales is due to an increase in sales.

OPERATING LOSS. Operating loss increased $2.6 million, or 128.9%, from $2.0 million in the 1999 period to $4.6 million in 2000. Operating loss decreased as a percentage of net sales from 50.7% in 1999 to 32.5% in 2000 primarily due to the increase in sales and gross margin..

OTHER (INCOME) EXPENSE. Interest expense increased from $0.1 million in 1999 to $0.7 million in 2000 as the balances outstanding increased. We had indebtedness including notes payable from a related party of $4.7 million and $10.9 million and an outstanding line of credit of $0.7 million and $1.2 million as of December 31, 1999 and 2000, respectively.

NET LOSS. As a result of the items discussed above, net loss increased $3.1 million, or 145.8%, from $2.1 million in 1999 to $5.3 million in 2000. Net loss as a percentage of net sales was 53.9% and 37.1% in 1999 and 2000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Since inception on June 28, 1999, we have been funded principally from loans provided by Raymond Zimmerman, our principal shareholder and bank loans personally guaranteed by Mr. Zimmerman, and have not generally relied upon other external sources of financing. Virtually all of our fixed assets, including fixtures and equipment, have been purchased using advances made to 99 Cent Stuff from Mr. Zimmerman that are shown in the balance sheet in the form of a related party notes payable and accounts payable, related party. Our capital requirements result primarily from purchases of inventory, expenses related to new store openings and working capital requirements for new and existing stores. We take advantage of closeout and other special-situation opportunities, which frequently result in volume purchases requirements, and as a consequence, our cash requirements are not constant or predictable during the year and can be affected by the timing and size of our purchases.

Net cash used by operations was $4.6 million in 2001 and $4.0 million in 2000. Net cash used by operations during 2001 includes a net loss of $6.5 million, an increase in inventories in the amount of $0.9 million, and an increase in accounts payable of $0.2 million. Net cash used in investing activities for purchases of property and equipment was $1.2 million in 1999, $3.4 million in 2000 and $0.8 million in 2001.

Net cash provided by financing activities was $5.4 million in 1999, $7.2 million in 2000 and $5.6 million in 2001. Net cash provided by financing activities reflects increases in notes payable to a related party in the amount of $4.9 million in 1999, $5.6 million in 2000 and $2.3 million in 2001. Also, net cash provided by financing activities reflects increases in borrowings under a line of credit personally guaranteed by Mr. Zimmerman in the amount of $1.7 million during 2001.

At June 30, 2002, Mr. Zimmerman has advanced an aggregate of $16.7 million, of which $14.6 million is carried on the balance sheet as notes payable, related party and $2.1 million as accounts payable. The notes payable was $14.6 million at December 31, 2001 and $10.9 million at December 31, 2000, which included accrued interest of $2.1 million at December 31, 2001. Interest is being accrued at a rate equal to the prime rate plus 2%. Upon the completion of this offering, notes payable of $14.6 million will be converted into 6,000,000 shares of common stock as part of the conversion of the LLC into a corporation.

Mr. Zimmerman has personally guaranteed our $3.0 million line of credit with Bank of America and $1.0 million letter of credit line also with Bank of America. As a result of these guarantees, the interest rate on these lines has been prime minus 1%, which we believe would be several points higher without the guarantee. Mr. Zimmerman has also guaranteed some of our property leases. The lease guarantees will terminate when our shareholders' equity is at least $3 million, which should occur upon completion of this offering. We have been accruing fees of 2% of the principal amount of the obligations. The accrued fees of $0.2 million as of June 30, 2002 have been included in the interest on the notes payable described above. These lines have typically been used up to the borrowing limit.

In addition, Mr. Zimmerman has advanced and interest has been accrued on the notes payable of approximately $2.1 million at June 30, 2002 that has been carried as accounts payable, related party, of which $0.5 million was outstanding at December 31, 2001 and $2.1 million at March 31, 2002. These funds were used for equipment purchases, interest accrued on the unpaid balances and working capital. These amounts and all other amounts that may be accrued or advanced prior to the completion of this offering are being converted into a convertible note as part of the conversion of the LLC and not into common stock. This note will be due two years from the date of this prospectus and bear interest at the prime rate. The note will be convertible into common stock at the option of the holder at a conversion price equal to $5.00 per share, subject to adjustment. We will have the right to prepay the note at any time.

In addition to the commitments described above, our future capital expenditures will depend primarily on the number and timing of new stores we open. We have identified 10 locations that we will target for new stores in new and existing markets. We plan to open a total of approximately six additional new stores by the end of 2003. Net capital expenditures for a new store are expected to average approximately $150,000 to $375,000, depending on landlord allowances and existing improvements. The average inventory investment for a new store is approximately $400,000. Pre-opening expenses, such as marketing, salaries, supplies and utilities, are expected to average approximately $35,000 per new store and are expensed as incurred. To date, we have not entered into any type of capital or operating leases for the new store build-out but anticipate doing so in the future to leverage our resources.

In connection with store openings, we have projected our capital expenditure needs in 2002 to be approximately $.2 million and in 2003 to be approximately $2.2 million.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following tables summarize our contractual obligations and commercial commitments as of June 30, 2002:


                                                                          Payments Due By Period
                                                                          ----------------------

Significant Contractual Obligations      Total          Within 1Year      2-3 Years     4-5 Years        After 5 Years
-----------------------------------      -----          -------------     ----------    ---------        -------------

Operating Leases                         $10,435,000    $1,701,000        $2,797,000    $3,018,000       $2,919,000

Capital Leases                           -

We are committed under noncancelable operating leases for all store and office spaces, expiring at various dates through 2015. These leases generally provide minimum rent plus payments for real estate taxes and operating expenses, subject to escalations, and some of them also require us to pay contingent rent based on sales. As of June 30, 2002, our lease payment obligations under these leases totaled $1.7 million for 2002, and an aggregate of $10.0 million through 2015. We do not have any capital leases.

We expect to spend significant additional capital primarily for opening new stores, reducing accounts payable and increasing our inventory. We believe that the net proceeds from this offering, together with our improvements in our expected operating results, will be sufficient to meet our operating and capital needs for at least the next 12 months. However, it is possible that we may be required to raise additional financing in some future period through public or private financings, strategic relationships or other arrangements. We may not be able to raise additional funds when needed, or on acceptable terms, or at all. Also, any additional equity financings may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants.

SEASONALITY AND QUARTERLY FLUCTUATIONS

99 Cent Stuff has historically experienced some seasonal fluctuation in our net sales, operating expenses and net loss. The highest sales periods are the Christmas and Halloween seasons, although the Christmas season does not increase as much as many other retailers because a high proportion of our products are for every day use and not gifts. A greater amount of our net sales and operating income is generally realized during the fourth quarter. Quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of certain holidays, such as Easter and the timing of new store openings and the merchandise mix.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are subject to risks resulting from interest rate fluctuations since interest on our borrowings under from Mr. Zimmerman facility are based on variable rates. If the prime rate were to increase 1.0% in 2002 as compared to the rate at June 30, 2002, our interest expense for 2002 would increase $.2 million based on the outstanding balance at June 30, 2002. We do not hold any derivative instruments and do not engage in hedging activities.

NEW AUTHORITATIVE PRONOUNCEMENTS

On June 29, 2001, the Financial Accounting Standards Board or FASB unanimously approved the issuance of SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS 141 changes the criteria to recognize intangible assets apart from goodwill. The requirements of SFAS 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001.

Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Identifiable intangible assets will continue to be amortized over their estimated useful lives. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001, provided that their first quarter financial statements have not been issued. 99 Cent Stuff adopted SFAS 142 beginning January 1, 2002. The adoption of SFAS 142 is not expected to have a material impact on the Company's earnings or financial position.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires that fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. 99 Cent Stuff believes the adoption of SFAS 143 will not have a material impact on its financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. 99 Cent Stuff believes that the adoption of FSAS 144 will not have a material impact on its financial statements.

                                    BUSINESS
OVERVIEW

99 Cent Stuff is a Florida-based single-priced value retailer of primarily name-brand, consumable merchandise. Our stores offer a wide assortment of regularly available consumer goods as well as a broad variety of first-quality, closeout merchandise. Every product is sold at 99(cent), including extra value savings of two or three items for 99(cent). We feature consumer staples such as produce and bread to encourage our customers to visit our stores frequently. We believe that our strategy of value cultivates customers as long-term clients of our stores by virtue of our assortment of consistently replenishable merchandise, branded goods, 99(cent) pricing and convenient accessible locations. The value concept also increases the frequency of consumer visits and impulse purchases and reduces our exposure to seasonality and economic cycles. By offering merchandise in an attractive, convenient and familiar environment, we believe that our stores appeal to a wide demographic of customers.

We opened our first store in 1999 and operate 11 retail stores in south Florida. Our 99 Cent Stuff stores are located in neighborhood shopping centers where consumers are more likely to do their regular household shopping. These stores have an average size of approximately 17,000 saleable square feet and averaged net sales per store of $3.7 million for stores open the full year in 2001. In 2001, our average sale per customer was $9.75. We estimate that the south Florida market has the potential for over 25 additional 99 Cent Stuff Stores.

99 Cent Stuff Stores' management team has many years of retail experience including in the value merchandise sector. Our chairman Raymond Zimmerman and president John Isaac have each been chief executives of $1 billion retail chains. All of our other senior management also has extensive retail experience with $1 billion retail chains.

INDUSTRY BACKGROUND

Value retail is generally distinguished from other retail formats by the purchase of closeout and other special-situation merchandise at prices substantially below original wholesale cost, and the subsequent sale of this merchandise at prices significantly below regular retail. As a result, stores offer a continually changing selection of specific brands and products. According to a recent research report by Merrill Lynch, over the last five years, this segment has grown at roughly twice the pace of the remainder of the retail industry and is one of the fastest growing retail sectors in the United States. The recent economic downturn and difficult consumer environment has not materially impacted this segment as demonstrated by the financial results of other companies in this sector.

The sale of closeout or special-situation merchandise developed in response to the need of manufacturers, wholesalers and others to distribute merchandise outside their normal channels. This merchandise becomes available for a variety of reasons, including

     o    a manufacturer's over-production for seasonal or other reasons,
     o    discontinuance due to a change in style, color, size or packaging,
     o the inability of a manufacturer or wholesaler to move merchandise effectively through regular channels, and
     o    the financial needs of the manufacturer.

Many value retailers also sell merchandise that can be purchased from a manufacturer or wholesaler on a regular basis. Although this merchandise is usually purchased at less than the original wholesale cost and sold below normal retail cost, the discount, if any, however, is generally less than with closeout merchandise. Value retailers sell regularly available merchandise to ensure a degree of consistency in their product offerings and to establish themselves with customers as a reliable source of basic goods.

The critical factor that drives success in the deep discount industry is effective inventory purchasing and management. Purchasing is based on the ability to make timely payment and to immediately take delivery of merchandise.

OUR STRATEGY

Our goal is to operate stores providing continuous value to customers on a wide variety of merchandise. We strive to exceed our customers' expectations of the range and quality of name-brand consumables that can be purchased for 99 cents. Our strategies to achieve this goal include the following:

EMPHASIZE "NAME-BRANDS". We believe that customers visit our stores in search of name-brand consumable merchandise that can be purchased for 99 cents. During 2001, we purchased from more than 500 suppliers, including merchandise with the brand names Pepsi, General Mills, Colgate-Palmolive, Eveready Battery, Gerber Products, Hershey Foods, Johnson & Johnson, Kraft General Foods, Lever Brothers, Mattel, Nabisco, Nestle, Pillsbury, Procter & Gamble, Revlon and SmithKline Beecham.

CARRY A WIDE SELECTION OF REGULARLY AVAILABLE MERCHANDISE. Our retail stores offer consumer items in many staple product categories, including food, beverages, health and beauty aids, household products, housewares, hardware, stationary and party goods, seasonal goods, baby products and toys, giftware, pet products and clothing. To ensure that our merchandise offering is complete, we also offer non-name brand items or private label items from other retailers. By consistently offering a wide selection of consumable items, we encourage customers to frequently visit our stores for their everyday household needs.

EFFECTIVE STORE LAYOUT. Our stores are designed for visual appeal and functionality and are attractively merchandised, brightly lit and well-maintained. The stores are organized in a "supermarket" format with items in the same category grouped together. Our prototype stores average 15,000 to 20,000 saleable square feet, which is significantly larger than most of our competitors. This size store allows us to more effectively display a wide assortment of merchandise, carry deep stock positions and provide customers with a more inviting and convenient environment that encourages customers to shop longer and buy more. Our stores feature central checkout lanes, scanning at point of sale and shopping carts. We accept credit cards and checks and plan to accept debit cards and food cards.

STRONG SUPPLIER RELATIONSHIPS. Our goal is to develop a reputation as a reliable purchaser of name-brand, quality merchandise at discount prices. We strive to achieve this goal using our experienced buying staff to make immediate buying decisions and take timely possession of merchandise, pay promptly, honor all issued purchase orders and purchase goods close to a target season or out of season. We have been able to improve our supplier relationships by quickly selling name-brand merchandise without advertising.

CAREFUL PURCHASING TO INCREASE MARGINS. We strive to maintain a lean operating environment focused on increasing operating margins. To reach this goal, we purchase merchandise at substantially discounted prices as a result of our buyers' knowledge, experience and negotiating skills and ability to select desirable merchandise.

EXPANSION STRATEGY

The Florida market is rapidly growing and is the fourth most populous state, with over 19 million residents or nearly 6% of the nation's population. All of the current stores are in Miami-Dade, Broward and Palm Beach counties, which include Miami, Ft. Lauderdale and West Palm Beach. These densely populated counties have experienced high growth and are expected to continue to grow in the future. We opened a new store in May 2002 and plan to open an additional store at another location in fall 2002. We currently plan to open five to ten stores in 2003 and ten stores in 2004. We believe that we could open up to 25 additional locations in south Florida in the next few years. By continuing to focus our store openings in south Florida for the immediate future, we can leverage our brand awareness and take advantage of our existing warehouse and distribution facility, systems and other management and operating efficiencies.

We believe that our value concept is easily replicated in most other populated areas of Florida and the southeastern U.S. Other areas of Florida are also experiencing explosive growth and we are developing plans to open up in other major metropolitan areas in Florida such as the Tampa, Orlando, Jacksonville and Naples/Fort Myers areas.

As a result of our expansion plans, we developed a warehouse and systems for a substantially larger chain. Management believes that the operating infrastructure we have in place today is capable of integrating a significant number of new stores with minimal additional increase in corporate and warehouse and other infrastructure expenses. Virtually all of our senior management executives have held similar positions at retail chains of substantially greater size. We believe that our buying teams have sufficient levels of experience to support our expected new store growth.

TARGET CUSTOMERS

We target value-conscious consumers from a wide range of socio-economic backgrounds with a diverse ethnic mix and other demographic characteristics. We have placed our stores in areas where there are at least 50,000 to 100,000 residents within a three-mile radius and where most households have income ranging from $20,000 to $50,000. While most of our targeted customers are low middle to middle income workers, higher income customers are also attracted by the everyday values. The ages of our customers are distributed over the full spectrum of ages. We believe that our stores have a relatively small shopping radius, which allows us to concentrate multiple stores in a single market.

OUR STORES

Our stores offer customers a wide assortment of regularly available consumer goods as well as a broad variety of quality, closeout merchandise, all at discounted prices. All merchandise sold in our stores sells for 99 cents per item or multiple units for 99 cents.

The following table sets forth relevant information with respect to the growth of our existing 99 Cent Stuff store operations:

                                                                       Year ended December 31,
                                                                1999            2000              2001
                                                                ----            ----              ----
        99 Cent Stuff Stores retail sales                    $3,980,000     $14,220,000       $35,890,000
        99 Cent Stuff Stores annual sales growth                               256.9%            152.4%
        rate
        99 Cent Stuff Stores open at beginning of                 0              3                 8
        year
        99 Cent Stuff Stores open at end of year                  3              8                 10
        Average 99 Cent Stuff Stores sales per store for          -          $3,967,000        $3,678,000
        stores open the full year
        Estimated saleable square feet at year end             49,000         158,000           172,000
        Average net sales per estimated saleable square         $368            $229              $226
        foot

MERCHANDISING. We believe that the appeal of our 99 Cent Stuff stores arises from the perceived value in selling products that generally retail elsewhere from $1.19 to $9.99, for only 99 cents per item or group of items. Each store typically carries over 6,000 to 8,000 different stock keeping units or SKUs. The merchandise sold in the stores primarily consists of a wide variety of basic consumer items, including

o    Arts and crafts supplies           o    Frozen foods
o    Bakery products                    o    Gifts
o    Beverages                          o    Glassware
o    Books                              o    Grocery
o    Candy and snacks                   o    Health and beauty aids
o    Canned goods                       o    Home hardware and automotive
o    Cereals and crackers               o    Household/kitchen plastic products
o    Cleaning supplies                  o    Office and School Supplies
o    Costume jewelry                    o    Paper products
o    Domestics                          o    Fresh produce and flowers
o    Ethnic foods                       o    Pet food and supplies
                                        o    Seasonal goods

Approximately 70% of our products sold are food and candy, health and beauty aids, household basics and seasonal goods.

Although our stores regularly carry a variety of basic household consumer items, unlike typical discount retail stores, we do not continuously stock complete lines of merchandise. Although some of the merchandise we purchase is available for reorder, the mix of brands and products frequently changes, depending upon the availability of merchandise at suitable prices. In some of the stores we offer additional ethnic food products that are targeted to the store's local customer base. To date, we have found that there is an adequate supply of name brand closeouts and re-orderable merchandise available to purchase at attractive prices. We believe that continuously changing specific name-brands found in stores from one week to the next encourages impulse and larger volume purchases and results in customers shopping more frequently. Unlike many discount retailers, we rarely impose a limit on the quantity of specific items that may be purchased by a single consumer.

STORE CHARACTERISTICS. All 11 of our 99 Cent Stuff Stores are located in south Florida. Our stores average 17,000 saleable square feet. We currently target new store locations of 15,000 to 20,000 saleable square feet. The larger stores allow us to more effectively display a wider assortment of merchandise, carry deeper stock positions and provide customers with a more inviting and convenient environment that encourages customers to shop longer and buy more.

The stores are located in neighborhood shopping centers where consumers are more likely to do their regular household shopping. We seek locations where there is another anchor tenant such as a discount superstore or supermarket due to the traffic at that location. The stores are located primarily in more densely populated, demographically diverse neighborhoods. We attempt to find locations where there are at least 50,000 residents within a three-mile radius of the location. Four of the stores are in Miami-Dade County, four are in Palm Beach County and three are in Broward County.

Our stores are attractively merchandised, brightly lit, well-maintained, "destination" locations. The layout of each of the stores is customized to the size and configuration of the individual location and the desire to focus on particular product lines from time to time. The interior of each store is, however, designed to reflect a uniform format, like a typical supermarket, featuring traditional merchandise display techniques, bright lighting, lower shelving height that allows unobstructed visibility throughout the store, distinctive color scheme, interior and exterior signage and customized check-out counters and price tags. Merchandising displays are maintained throughout the day, change frequently and often incorporate seasonal themes. We believe that due to the continuously changing brand-names and layout, the typical customer tends to shop the whole store.

Customer purchases are by cash, credit or check. The stores do not currently accept debit cards, manufacturers' coupons or food cards, although we plan to accept both food and debit cards in the future. The stores are generally open 9 A.M. to 9 P.M. every day.

STORE MANAGEMENT. Typically a store is staffed with a manager and two or three assistant managers. We currently employ one district manager responsible for store operations. In the future, each district manager will be responsible for approximately ten stores. The store managers report to the district manager and the district manager reports to John Isaac. District managers visit each store at least twice a week and focus on the implementation of policies, operations and merchandising philosophy. The district manager also helps train store management and assist store management with scheduling.

ADVERTISING/PROMOTION. To date, we have done limited advertising. Initial awareness of new store openings is created using local newspaper "grand opening" ads and pre-opening handout flyers. For future store openings, we plan to use a grand opening promotional campaign that will include distribution of an advertising flyer and possibly radio and television spots. Our stores feature bright colorful signing to grab customers' attention and emphasize everyday values. We also use in-store coupons to entice customers to purchase multiple items and to return for future purchases of the same item.

NEW STORE COSTS. The total cost of a new store is approximately $710,000. The capital investment for each new store ranges from $150,000 to $375,000, depending on landlord allowances and existing improvements, and a least $300,000 required for opening inventory. We also spend approximately $35,000 for pre-opening expenses. To date, we have not financed any of the capital expenditures through third parties but may do so in the future in order to leverage our resources.

PURCHASING

Our purchasing department staff consists of four buyers managed by John Isaac, who also participates in purchasing activities. Substantially all merchandise buying decisions are made at headquarters. We believe a primary factor contributing to our success has been our ability to identify and take advantage of opportunities to purchase merchandise with high customer interest at lower than regular wholesale prices. We purchase most of our merchandise from wholesalers, manufacturers' representatives, importers, barter companies, auctions, professional finders and other retailers. All of our purchases are for cash. Over time, we expect that our purchases directly from the manufacturer will increase substantially to up to 50% of our purchases. We continually seek to develop new sources of merchandise primarily by attending industry trade shows, and through advertising, marketing brochures and referrals. Our buyers also regularly travel to New York, Los Angeles, Chicago and Toronto to source identify, inspect and purchase new merchandise.

We do not have any contracts for the purchase of merchandise and we continuously seek out buying opportunities from both existing suppliers and new sources. No single supplier accounted for more than 11.1% of total purchases in 2001. During 2001, we purchased from more than 500 suppliers, including merchandise with the Pepsi, General Mills, Colgate-Palmolive, Dial, Eveready Battery, General Electric, Gerber Products, Gillette, Hershey Foods, Johnson & Johnson, Kraft General Foods, Lever Brothers, Mattel, Nabisco, Nestle, Pillsbury, Procter & Gamble, Revlon and SmithKline Beecham brand names. Some purchases are directly from the manufacturer and some are from suppliers and distributors.

Approximately half of the merchandise we purchased is re-orderable and the remainder was closeout or special-situation merchandise. Our buyers search continuously for closeout opportunities and quality re-orderable merchandise. Our experience and expertise in buying merchandise has enabled us to develop relationships with many manufacturers that offer some or all of their closeout and special-situation merchandise to us prior to attempting to sell it through other channels because it can be moved quickly through our stores. Our relationships with many manufacturers and distributors, along with our ability to purchase in large volumes, also enables us to purchase re-orderable name-brand goods at discounted wholesale prices. We believe that our relationship with suppliers is further enhanced by our ability to minimize channel conflict for the manufacturer by quickly selling name-brand merchandise without, if requested by the supplier, advertising the item.

We believe that our relationships have been impaired from time to time by our cash flow problems, which have hurt our ability to make purchases on a timely basis. A portion of the proceeds of this offering will be used to improve our purchasing power, which should improve our supplier relationships by increasing our ability to pay on the negotiated terms.

WAREHOUSING AND DISTRIBUTION

We lease a 35,234 square foot, single level warehouse and distribution facility in Miami, Florida. This site is conveniently located near freeway, rail systems and ports. The distribution facility has 14 dock doors available for receiving. Most of our merchandise is shipped directly from manufacturers and other suppliers to this facility and the remainder is delivered directly to our stores. We contract with local shippers to deliver merchandise to our stores from the warehouse. Deliveries are made from our distribution center to each store two to five times a week, depending on need. Most merchandise is automatically replenished to our stores using a computerized stock distribution model that orders new merchandise for delivery based on recent sales. Store managers are generally required to order certain types of merchandise on a weekly basis. The size of the distribution center allows storage of bulk one-time closeout purchases and seasonal or holiday items without incurring additional costs. We believe that the current warehouse and distribution facility will be able to support distribution to approximately 20 total stores in south Florida.

INVENTORY MANAGEMENT AND INFORMATION SYSTEMS

Our inventory management system records transactions by SKU from the receipt of goods at the warehouse through the shipment to the stores. Most goods have UPC barcodes to record sales allowing our point of sale or POS system to track the merchandise. Tracking by UPC allows us to manage and track sales by SKU, vendor and department. This allows us to identify sales trends early and to attempt to purchase additional inventory of fast-moving items. It also identifies slow-moving inventory on a timely basis so that we can develop orderly programs to sell any slow-moving inventory in the ordinary course of business or to cut back on future purchases of these items.

Our information technology is based on SBT Pro Series system. We have a custom-designed POS system with a simple and efficient interface very specific to the 99 cents price point. Checkout registers are fully integrated into the POS system. The warehouse uses the SBT Purchase Order and Inventory Control modules.

We intend to upgrade our inventory management technology to better manage our inventories for growth beyond 15 stores. The new systems implemented in this project will provide us with valuable sales information to assist our buyers and improve merchandise allocation to our stores. Controlling our inventory levels will result in more efficient distribution and store operations.

COMPETITION

We do not face direct competition for our single-priced value concept in our south Florida market at this time. However, we do face competition in both the acquisition of inventory and sale of merchandise from other value discount stores, traditional retail stores, grocery stores and mass merchandisers. Similar concepts exist in other regional markets, such as

     o 99 Cents Only Stores (NYSE: NDN), located primarily in California, Arizona and Nevada;
     o Dollar Tree (Nasdaq: DLTR), Family Dollar (NYSE: FDO) and Dollar General (NYSE: DG) located nationally including Florida; and
     o    over 4,000 small retailers

We believe that our concept is most similar to 99 Cents Only. Family Dollar and Dollar General offer multi-priced merchandise at prices of up to $30 and generally both operate smaller stores in urban locations catering to lower income customers. Dollar Tree also offers less closeout merchandise than our stores.

Industry competitors also include a large number of privately held companies and individuals. There is increasing competition with other wholesalers and retailers, including other value retailers, for the purchase of quality closeout and other special-situation merchandise. Some of these competitors have substantially greater financial resources and buying power than us. Our ability to compete will depend on many factors including the success of our purchase and resale of such merchandise at lower prices than the competition. We may face intense competition in the future from new entrants in the value retail industry, among others, that could take away our customers, which could hurt our revenues.

TRADEMARKS AND SERVICE MARKS

The trademarks we own and use in connection with our goods and services are not registered. There are several federally-registered trademarks containing "99 Cents" and the owners of these trademarks may challenge the use of our name and other marks which include "99 Cent". If challenged, we may be forced to change the name of our stores and our other marks. We cannot assure you that we will have the right to use our current name and other marks in the future. Management believes that our current name and other trademarks have name recognition value in our market but are not critical elements of our merchandising strategy. We have applied for trademarks for some of our names but cannot assure you that they will be granted.

PROPERTIES

All of the stores are leased. We typically seek leases with an initial five-year to ten-year term and with one or more five-year options. We identify potential sites through a network of contacts within the brokerage and real estate communities. We expect that many of our new sites will be from former big box retailers or grocery stores. For some of the sites we have taken space that exceeds our needs due to a desirable location or a favorable rent arrangement. The following table describes the location and size of our properties.

  Location                                  Gross Square Feet        Saleable Square Feet          Date Opened
  --------                                  -----------------        --------------------          -----------
  Miami.................................          24,207                    18,155                 October 1999
  South Miami...........................          22,000                    16,500                 October 1999
  Boynton Beach.........................          19,590                    14,693                 October 1999
  Miami Lakes...........................          36,000                    13,320                 August 2000
  Lake Worth............................          19,360                    25,200                December 2000
  West Palm Beach.......................          19,235                    14,520                 January 2001
  Coral Springs.........................          20,432                    14,426                December 2000
  Delray Beach..........................          20,000                    15,324                November 2000
  Deerfield Beach.......................          44,000                    15,000                 January 2001
  North Miami...........................          17,760                    25,080                  April 2001
  Commercial............................          22,000                    17,000                   May 2002
  Miami Warehouse.......................          35,234
  Boca Raton Corporate Office...........          3,092

The initial terms of the leases expire from 2002 to 2015 and the base rent varies from $2.75 to $9.00 per square foot. Most of the leases have renewal options. Some of our leases are currently guaranteed by Raymond Zimmerman, our chairman and principal shareholder. Mr. Zimmerman is paid a fee equal to 2% of the amounts guaranteed.

At our Boca Raton corporate office we have our administrative, buying and finance departments.

LEGAL PROCEEDINGS

In June 2002, we received notice that the landlord for the Miami Lakes store deemed that the lease had been terminated. We believe that we sent a valid renewal notice to the landlord. We intend to challenge this notice. The store remains open, although we may have to move this store sometime in 2003.

Winn Dixie Stores v. 99 Cent Stuff--Trail Plaza LLC and Metropolitan Life Insurance Company (Circuit Court of the 11th Judicial Circuit in and for Dade County, Florida). In June 2000, Winn Dixie Stores filed for an injunction seeking to limit the sale of grocery items to 500 square feet in the Miami Lakes store. No damages were sought. As a result of an injunction and other motions granted earlier this year, we must limit the sales of grocery items to 500 square feet. This restriction has negatively impacted the sales and profitability of this store. We have since rearranged the store to comply with the injunction. We are currently appealing this decision and would consider moving the store if we are unsuccessful.

We are a subtenant for our Deerfield location. We recently received oral notice from our sublandlord that it intends to stop paying the rent to the landlord. We have an arrangement with the landlord in which the landlord agreed to take an assignment of the sublease so that we could continue to occupy the space, although the rent may increase. If so, we intend to pursue our rights against our sublandlord.

We are not currently a party to any other legal actions that if determined adversely that would materially affect us.

EMPLOYEES

At May 31, 2002, we had 451 employees of whom 412 were in our retail operations, 22 in our warehouse and distribution facility and 17 in our corporate offices. None of our employees is party to a collective bargaining agreement. We consider relations with our employees to be good. We offer certain benefits, including health insurance, to our full time employees.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

The following persons are members of our board of directors and as executive officers, in the capacities indicated:

       Name                                Age           Position
       ----                                ---           --------

       Officers and Directors:
       Raymond Zimmerman                   68            Chairman of the Board and Chief Executive Officer
       John Isaac, Jr.                     56            Head of Stores and Merchandising and Director Nominee
       Nathan R. Light                     67            Director Nominee
       Leonard Florence                    70            Director Nominee

       Key Employees:
       Leo Milewicz                        47            Director of Merchandising
       Russ Fields                         46            Director of Information Systems
       Mitch Hecht                         40            Director of Stores

RAYMOND ZIMMERMAN founded 99 Cent Stuff and has been the managing member since 1999 and will become the Chairman of the Board upon completion of this offering. 1999. Mr. Zimmerman was a founder and the Chairman and Chief Executive Officer of Service Merchandise Company Inc., a national retail chain, from 1981 to 1997, was Chairman of the Board from 1997 to 1999 and was the Non-Executive Chairman from 1999 to 2000. In March 1999, Service Merchandise filed for bankruptcy pursuant to Chapter 11 of the United States Bankruptcy Code. Mr. Zimmerman has also been a director of The Limited, Inc. since 1984.

JOHN ISAAC, JR. was President from July 1999 to June 2002, has been Head of Stores and Merchandising since June 2002 and will become a director upon completion of this offering. Mr. Isaac has over 30 years of retail experience. From 1997 to 1999 he was a retail consultant. From 1995 to 1997 he was the chief executive officer of Thorn Americas, Inc., the largest rent-to-own retailer in the United States. While with Thorn, Mr. Isaac developed Advantage Home, a sub-prime home retailer and check-cashing store format. From 1994 to 1995, he was president and chief operating officer of Rent-A-Center, which was a division of Thorn. From 1991 to 1994 he was president of Everything's A Dollar, a division of Value Merchants, Inc., which operated more than 400 stores. He also served as chief operating officer of Service Merchandise, executive vice president of Duty Fee Shoppes and in various executive management positions with Federated Department Stores.

LEONARD FLORENCE will become a director upon completion of this offering. He has been the Chairman of the Board of Syratech Corporation, a publicly-traded company which designs, manufactures, imports and markets a diverse portfolio of tabletop, giftware and seasonal products for home entertaining and decoration under well-known name brands. He has served as Chairman of the Board continuously since 1986, and as Chief Executive Officer from 1986 to 2002. Mr. Florence has been an executive in the tabletop and giftware products industry for more than 45 years. Mr. Florence is currently a director of Lifetime Hoan Corporation, a publicly-traded manufacturer and marketer of a broad range of household cutlery and kitchenware and d bakeware products under well-known name brands.

NATHAN R. LIGHT will become a director upon completion of this offering. Since 1998 he has been an executive of National Electronics Warranty Corp., the nation's leading provider of extended service plans, buyer protection services and product support for businesses and consumers currently serving as vice chairman and formerly chairman and chief executive officer. From 1996 to 1998 he was the chairman and chief executive officer of LDC Group, Inc., which developed and operated Only Diamond stores, the first retail chain to sell diamond merchandise exclusively. From 1977 to 1995, Mr. Light was the chairman and chief executive officer of Sterling Jewelers, Inc., one of the nation's largest jewelry chains. He is also a director of Michael Anthony Jewelers, Inc., a publicly-traded jewelry retailer.

LEO MILEWICZ has been Director of Merchandising since July 1999. From 1997 to 1999 he was market general manager and regional buyer of Thorn Americas/AdvantEdge Quality Cars in Nashville, Tennessee. From 1993 to 1997 he was vice president and general merchandise manager of Bill's Dollar Stores Incorporated in Jackson, Mississippi. From 1992 to 1993 he was general manager and merchandise manager of Everything's A Dollar and vice president, general merchandise manager of Hecks Discount Stores and L.A. Joe Stores from 1989 to 1991.

RUSS FIELD has been Director of Information Systems since July, 2000. From 1999 to 2000 he was director--information technology of Value Financial Services. He was director of systems development and support for Thorn Americas from 1989 to 1998, director of information systems of Whiteford Transportation from 1987 to 1989 and systems manager of Kmart Corporation from 1973 to 1987.

MITCH HECHT has been Director of Stores since June 2000. Previously he has held various field positions with Party City from 1996 to 2000 and Office Max from 1992 to 1996. While with Party City he served as a District Manager and New Store Coordinator. With Office Max he held various positions which included Delivery Center Manager and established the first Furniture Max in South Florida. He started his retail career in 1978 with Foodtown, a supermarket chain in the northeast U.S.

BOARD OF DIRECTORS COMPOSITION

Our articles of incorporation will, at the completion of this offering, provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified board of directors structure, prior to the completion of this offering, two of the members of the board of directors will be elected to one-year terms, two will be elected to two-year terms and at least one will be elected to a three-year term. Thereafter, directors will be elected for three-year terms. At least one additional outside director will be selected prior to the completion of this offering.

At the completion of this offering, our board of directors intends to create an audit committee and a compensation committee. The composition of the audit committee will comply with the requirements of The Nasdaq Stock Market. The audit committee will make recommendations to our board of directors regarding the selection of independent auditors, review the results and scope of the audit and other services provided by our independent auditors, and review and evaluate our audit and control functions. We expect that the compensation committee will be comprised of at least two independent directors. The compensation committee will review and recommend to the board of directors the compensation and benefits of our employees.

EXECUTIVE COMPENSATION

The following tables summarize the total compensation paid to Raymond Zimmerman, our chairman, and John Isaac, our chief executive officer, who are the only executive offers with compensation of at least $100,000 in 2001.

                           Summary Compensation Table
                           --------------------------

                                        Annual Compensation                        Long-Term Compensation
                                        -------------------                        ----------------------
                                                                 Other             Restricted    Securities
Name and                                                         Annual            Stock         Underlying
Principal Position              Year     Salary ($)   Bonus      Compensation       Awards ($)     Options/SARs (#)
------------------------------- ------- ------------- ---------- ----------------- ------------- ----------------------
Raymond Zimmerman               2001    -             -          -                      -                  -
     Chairman                   2000    -             -          -                      -                  -
                                1999    -             -          -                      -                  -
                                                                                        -                  -
John Isaac                      2001    $229,547                 $90,733 (1)
    President and Chief         2000    $36,496                  $84,204 (2)            -                  -
    Operating Officer           1999    -             -          $60,000                -                  -

(1) Includes $70,000 of consulting fees and $20,733 for medical, car allowance and other benefits.
(2) Includes $60,050 of consulting fees and $24,154 for medical, car allowance and other benefits.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS.

We intend to enter into an employment agreement with Raymond Zimmerman, our Chairman and a member of our board of directors. The employment agreement terminates on the earlier of December 31, 2004 or upon the triggering of the termination provisions in the agreement; provided, however, that unless we otherwise notify Mr. Zimmerman, the term of the employment agreement is automatically extended by successive one-year terms. Under the agreement, Mr. Zimmerman is entitled to an annual salary of $200,000, subject to periodic review by our board of directors. In addition, Mr. Zimmerman is entitled to an annual bonus based on the achievement of performance based milestones. If Mr. Zimmerman is terminated without cause, then he will be entitled to his then existing base salary and bonus for the entire period remaining on the term of his employment agreement.

We also intend to enter into an employment agreement with John Isaac. The employment agreement terminates on the earlier of December 31, 2004 or upon the triggering of the termination provisions in the agreement; provided, however, that unless we otherwise notify Mr. Isaac, the term of the employment agreement is automatically extended by successive one-year terms. Under the agreement, Mr. Isaac is entitled to an annual salary of $200,000, subject to periodic review by our board of directors. In addition, Mr. Isaac is entitled to an annual bonus based on the achievement of performance based milestones to be determined by the board of directors on an annual basis. If Mr. Isaac is terminated without cause, then he will be entitled to his then existing base salary and bonus for the entire period remaining on the term of his employment agreement. Upon the consummation of a merger, change in control or a sale of substantially all of our assets or if Mr. Isaac is terminated without cause, then all of his unvested options will immediately vest in full and he will be entitled to a payment equal to the greater of the remaining term of his agreement or one year.

Mr. Isaac will also enter into a Non-Competition and Non-Solicitation agreement that, like his employment agreement, precludes him from soliciting any employee to leave our employ or owning, managing, controlling or engaging in any business competitive with any business we are conducting or propose to conduct for a one-year period following the termination of his agreement.

We also intend to enter into an agreement with Leo Milewicz, our director of merchandising providing for a one-year term and a salary of $125,000. Upon the consummation of a merger, change in control or a sale of substantially all of our assets or if Mr. Isaac is terminated without cause, then all of his unvested options will immediately vest in full and he will be entitled to a payment equal to the greater of the remaining term of his agreement or six months. The remaining terms are similar to the terms of Mr. Isaac's agreement.

STOCK OPTION GRANTS

No options were granted to the executive officers named above in 2001 and at December 31, 2001 neither officer held any stock options.

2002 EQUITY INCENTIVE PLAN

Our board of directors and shareholders have adopted the 2002 Equity Incentive Plan, which we refer to as the 2002 Plan, to authorize 1,000,000 shares of common stock for issuance under the 2002 Plan. Our 2002 Plan will become effective on the date of this prospectus.

PLAN DESCRIPTION. The purpose of the 2002 Plan is to provide an incentive to attract and retain qualified and competent persons as employees, directors and consultants, upon whose efforts and judgment our success is largely dependent, through the encouragement of stock ownership. The 2002 Plan provides for the grant of options intended to qualify as incentive stock options or ISOs under
Section 422 of the Internal Revenue Code and options that are not intended to so qualify, which we refer to as Nonstatutory Stock Options. The 2002 Plan also provides for the grant of our restricted stock within the meaning of Rule 144 of the Securities Act.

AUTHORIZED SHARES. The total number of shares of common stock reserved for issuance under the 2002 Plan is 1,000,000 (subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change). If any option granted pursuant to the 2002 Plan terminates, expires, or is canceled or surrendered, in whole or in part, shares subject to the unexercised portion may again be issued pursuant to the exercise of options granted under the 2002 Plan. The shares acquired upon exercise of options granted under the 2002 Plan will be authorized and unissued shares of common stock.

ADMINISTRATION. The 2002 Plan will be administered by the compensation committee of our board of directors, which selects the eligible persons to whom options will be granted. The compensation committee also determines the number of shares of common stock subject to each option, the exercise price therefore and the periods during which options are exercisable. Further, the compensation committee interprets the provisions of the 2002 Plan and, subject to certain limitations, may amend the 2002 Plan. Each option granted under the 2002 Plan will be evidenced by a written agreement between us and the optionee.

ELIGIBILITY. Options may be granted under the 2002 Plan to all employees (including officers) directors and certain consultants and advisors. Incentive stock options may be granted only to persons who are employees. Upon receiving grants of options, each holder of the options will enter into an option agreement with that contains the terms and conditions deemed necessary by the compensation committee.

TERMS AND CONDITIONS OF OPTIONS. The exercise price for ISOs granted under the 2002 Plan may not be less than the fair market value of the shares of common stock on the date the option is granted. The exercise price and term for Nonstatutory Stock Options may be any price not less than par value per share as determined by the compensation committee. Under the 2002 Plan, the fair market value is the closing price of shares on the business day immediately preceding the date of grant. If the shares are not publicly traded, then the fair market value will be as the compensation committee will in its sole and absolute discretion determine in a fair and uniform manner.

Options granted under the 2002 Plan have a maximum term of ten years. The exercise price of options granted under the 2002 Plan is payable in cash. Options granted under the 2002 Plan are not transferable, except by will and the laws of descent and distribution.

Unless otherwise provided in an option, each outstanding option may, in the sole discretion of the compensation committee, become immediately fully exercisable: if there occurs any transaction, or series of transactions, that has the result that our shareholders immediately before such transaction cease to own at least 51 percent of our voting stock; upon the closing of a transaction, consolidation, reorganization, liquidation or dissolution in which we do not survive; or upon the closing of the sale, lease, exchange or other disposition of all or substantially all our property and assets.

The compensation committee may in its sole discretion accelerate the date on which any option may be exercised and may accelerate the vesting of any shares subject to any option or previously acquired by the exercise of any option. Options granted to the officers and directors under the 2002 Plan may not be exercised unless otherwise expressly provided in any option, until six months following the date of grant.

The compensation committee may also, in its sole discretion, by giving written notice cancel, effective upon the date of the consummation of certain corporate transactions that would result in an option becoming fully exercisable, cancel any option that remains unexercised on such date. Such notice will be given a reasonable period of time prior to the proposed date of such cancellation and may be given either before or after Shareholder approval of such corporate transaction.

TERMINATION OF OPTIONS. The expiration date of an option is determined by the compensation committee at the time of the grant and is set forth in the applicable option agreement. In no event may an option be exercisable after ten years from the date it is granted.

RESTRICTED STOCK. Restricted stock may be granted to employees or consultants. The grant may be subject to vesting or forfeiture conditions similar to the options. Additional restrictions on transfer may be imposed.

OUTSTANDING OPTIONS

An aggregate of 400,000 options have been designated for grant pursuant to the 2002 Plan.

DIRECTOR COMPENSATION

Outside directors are not currently paid cash for services and receive the option grants described above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of our board of directors or compensation committee.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of June 1, 2002, and as adjusted to reflect the maximum offering, by:

     o each person known to us to be the beneficial owner of more than 5% of either class of the common stock;
     o    each of our named executive officers;
     o    each director; and
     o    all current directors and executive officers as a group.


                                               Shares Beneficially Owned
                                               -------------------------
                                         Before Offering         After Offering
                                         ---------------         --------------
Name of Beneficial Owner             Shares             %               %
------------------------             ------             -               -
Raymond Zimmerman                    6,000,000 (1)     100%           75.0%
John Isaac, Jr.                        350,000 (2)     5.5%            4.4%
Leonard Florence                             -                           -
Nathan Light                                 -                           -
All officers and directors as a       6350,000         100%           76.0%
group (4 persons)

(1) Includes 6,000,000 shares owned by the Raymond Zimmerman Annuity Trust--2002 and 1,000,000 shares owned by Mr. Zimmerman. Mr. Zimmerman is the trustee of the trust and his family members are the beneficiaries.
(2)  Includes 350,000 shares issuable upon exercise of stock options.

                              CERTAIN TRANSACTIONS

To date, substantially all of the funding for our operations has been provided by Raymond Zimmerman. At June 30, 2002, he has advanced an aggregate of $16.5 million, of which $14.6 million is carried on the consolidated balance sheet as a notes payable, related party and $2.1 million as accounts payable, related party. The note payable was $14.6 million at December 31, 2001 and $10.9 million at December 31, 2000, which included accrued interest of $2.1 million at December 31, 2001. Interest is being accrued at a rate equal to the prime rate plus 2%. Upon the completion of this offering, the notes payable will be converted in to 6,000,000 shares of common stock as part of the conversion of the LLC into a corporation.

Mr. Zimmerman has personally guaranteed our $3.0 million line of credit with Bank of America and $1.0 million letter of credit line also with Bank of America. As a result of these guarantees, the interest rate on these lines has been prime minus 1% when our rate would be several points higher without the guarantee. Mr. Zimmerman has also guaranteed some of our property leases. The lease guarantees will terminate when our shareholders' equity is at least $3 million, which should occur upon completion of this offering. We have been accruing fees of 2% of the amount of the principal amount of the obligations. The accrued fees of $242,000 have been included in the interest in the notes payable described above.

In addition, at June 30, 2002, Mr. Zimmerman has advanced an additional approximately $2.1 million that has been carried as accounts payable, related party of which $471,000 was outstanding at December 31, 2001. These funds were used for equipment purchases, reimbursement of expenses and working capital. These amounts and all other amounts that may be advanced prior to the completion of this offering are being converted into a convertible note as part of the conversion of the LLC. This note will be due two years from the date of this prospectus and bear interest at the prime rate. The note will be convertible into common stock at the option of the holder at a per share conversion price equal to the initial offering price, subject to adjustment. Based on the $2.7 million outstanding at August 31, 2002, this note will be convertible into 540,000 shares assuming a $5.00 offering price. We will have the right to prepay the note at any time.

As of December 31, 2001, we had advanced $160,000 to John Isaac, Jr., our chief operating officer, which is included in other assets on the consolidated balance sheet. This advance bears interest at 8% per annum with interest accrued of $14,518 as of December 31, 2001. The note is repayable 90 days after payment is demanded. The purpose of the loan was to pay for moving and other living expenses during a time in which Mr. Isaac was not receiving a salary.

                            DESCRIPTION OF SECURITIES

The following is a description of the terms of our capital stock. This description of our capital stock refers to and incorporates various terms of our articles of incorporation and our bylaws as adopted and as in effect following the completion of this offering. Copies of forms of these documents have been filed as exhibits to the registration statement of which this prospectus is a part. Since the terms of our articles of incorporation and bylaws may slightly differ from the general information we are providing, you should only rely on the actual provisions of those documents, instead of a summary description of the material terms.

AUTHORIZED CAPITAL STOCK

Under our articles of incorporation, as in effect following the completion of this offering, we will have the authority to issue 30,000,000 shares of stock, of which 5,000,000 will be shares of $.01 par value preferred stock, and 25,000,000 will be shares of $.01 par value common stock.

UNITS

Each unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock. The common stock and warrants will begin to trade separately on the 30th day after the date of this prospectus.

COMMON STOCK

Each holder of common stock will be entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Subject to the dividend rights of holders of any outstanding preferred stock, holders of common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose, and, subject to the liquidation preferences of any outstanding preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to the stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The outstanding shares of common stock are, and the shares of common stock offered in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

Preferred stock may be issued in classes and series, and shares of each class and series will have such rights and the board of directors in the resolutions authorizing the issuance of that particular series fixes preferences as. In designating any series of preferred stock, the board of directors may, without further action by the holders of common stock:

     o    fix the number of shares constituting that series'
     o fix the dividend rights, dividend rates, conversion rights, voting rights (which may be greater or lesser than the voting rights of the common stock); and
     o fix the rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences.

The holders of any preferred stock, when and if issued, are expected to have priority claims to dividends and to any distribution upon liquidation, and they may have other preferences over the holders of the common stock.

The board of directors may issue series of preferred stock without action by our shareholders. Accordingly, the issuance of preferred stock may adversely affect the rights of the holders of the common stock. In addition, the issuance of preferred stock may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred stock may dilute the voting power of holders of common stock.

WARRANTS

GENERAL. The warrants issued in this offering may be exercised at any time beginning 30 days after this offering and ending on __________ ___, 2007. Each warrant entitles the holder to purchase one common share at an exercise price of $7.50 per share. This exercise price will be adjusted if specific events, summarized below, occur. A warrantholder will not be deemed a holder of the underlying common share for any purpose until the warrant is exercised.

REDEMPTION. Beginning one year after the effective date of this offering, we will have the right to redeem the warrants at a price of $0.01 per warrant, after providing 30 days' prior written notice to the warrantholders, at any time after the closing price for our common stock, as reported on the Nasdaq SmallCap Market, was at or above $12.00 per share for any 20 consecutive trading days. We will send a written notice of redemption by first class mail to warrantholders at their last known addresses appearing on the registration records maintained by the transfer agent for our warrants. No other form of notice or publication or otherwise will be required. If we call the warrants for redemption, the warrantholders will then have to decide whether to sell the warrants, exercise the warrants before the close of business on the business day preceding the specified redemption date or hold them for redemption. If the warrants are not covered by a current registration statement or are not qualified for sale under the laws of the state in which you reside, you may not be able to exercise your warrants.

EXERCISE. The warrantholders may exercise the warrants only if an appropriate registration statement is then in effect with the SEC and if the common shares underlying the warrants are qualified for sale under the securities laws of the state in which the holder resides. To exercise a warrant, the holder must deliver to our transfer agent the warrant certificate on or prior to the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Fractional shares of common stock will not be issued upon exercise of our redeemable warrants.

ADJUSTMENTS OF EXERCISE PRICE. The exercise price of the warrants will be adjusted if we declare any stock dividend to stockholders or effect any split or share combination with respect to our common stock. Therefore, if we effect any stock split or stock combination with respect to our common stock, the exercise price in effect immediately prior to this stock split or combination will be proportionately reduced or increased, as the case may be. Any adjustment of the exercise price will also result in an adjustment of the number of shares purchasable upon exercise of a warrant or, if we elect, an adjustment of the number of warrants outstanding.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF FLORIDA LAW AND OUR ARTICLES OF INCORPORATION AND BYLAWS

Our articles of incorporation, our bylaws and Florida law contain provisions that could have the effect of delaying, deferring or preventing a change in control of us by various means such as a tender offer or merger not approved by our board of directors. These provisions are designed to enable our board of directors, particularly in the initial years of our existence as a publicly-owned company, to develop our business in a manner that will foster its long-term growth without the potential disruption that might be entailed by the threat of a takeover not deemed by our board of directors to be in our best interests and the best interests of our shareholders. The description set forth below is intended as a summary of these provisions only, and we refer you to the actual provisions of our articles of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

EFFECT OF FLORIDA ANTI-TAKEOVER STATUTE. Florida has enacted legislation that may deter or hinder takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a "control share acquisition" will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. A "control share acquisition" is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding "control shares" of a publicly held Florida corporation. "Control shares" are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after acquisition of such shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges:

     o    at least 20% but less than 33 1/3% of all voting power;
     o    at least 33 1/3% but less than a majority of all voting power; or
     o    a majority or more of all voting power.

The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation or their affiliates. Florida law and our Articles and Bylaws also authorize 99 Cent Stuff to indemnify our directors, officers, employees and agents. In addition, our Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors breach their fiduciary duties, and such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

ARTICLES OF INCORPORATION AND BYLAW PROVISIONS. Our articles of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

SUPERMAJORITY VOTING. Our articles of incorporation requires the approval of the holders of at least 662/3% of our combined voting power to effect certain amendments to our articles of incorporation. Our bylaws may be amended by either a majority of the board of directors, or the holders of 66 2/3% of our voting stock.

AUTHORIZED BUT UNISSUED OR UNDESIGNATED CAPITAL STOCK. At the closing of this offering, our authorized capital stock consists of 25,000,000 shares of common stock and 5,000,000 shares of preferred stock. No preferred stock will be designated upon consummation of this offering. After this offering, we will have outstanding up to 8,300,000 shares of common stock. The authorized but unissued stock may be issued by the board of directors in one or more transactions. In this regard, our articles of incorporation grants the board of directors' broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director's authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

CLASSIFIED BOARD OF DIRECTORS. Under our articles of incorporation and our bylaws, our board of directors is divided into three classes of directors serving staggered three-year terms, with one-third of the board of directors being elected each year.

SPECIAL MEETING OF SHAREHOLDERS, PROHIBITION OF ACTION BY UNANIMOUS CONSENT. The articles of incorporation and bylaws prohibit the taking of shareholder action by written consent without a meeting and provide that special meetings of shareholders be called only by a majority of the board of directors, our chief executive officer or holders of not less than one-third of our outstanding voting stock.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT. Our articles of incorporation and bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board.

AMENDMENT OF BYLAWS. The bylaws may only be altered, amended or repealed by the board of directors or the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock.

NOTICE PROCEDURES. Our bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our articles of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. Generally, to be timely, notice must be received by our Secretary not less than 120 days prior to the meeting. The notice must contain certain information specified in the bylaws.

LIMITATION OF DIRECTOR LIABILITY. Our articles of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Florida law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to us or our stockholders;
     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
     o under Section 607.0834 of the Florida Business Corporation Act, which relates to unlawful distributions; or
     o for any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION ARRANGEMENTS. Our bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Florida Business Corporation Act.

LISTING ON THE NASDAQ SMALLCAP MARKET AND BOSTON STOCK EXCHANGE

We are applying to list the units, common shares and the warrants on The Nasdaq SmallCap Market and the Boston Stock Market under the following symbols

Nasdaq SmallCap Market Symbols........     Units.............STUFU
                                           Common Stock......STUF
                                           Warrants..........STUFW

Boston Stock Exchange Symbols.........     Units.............
                                           Common Stock......STF
                                           Warrants..........

TRANSFER AGENT, WARRANT AGENT AND REGISTRAR

The transfer agent for the common stock is American Stock Transfer & Trust Company, New York, New York.

                         SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock and could impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have 8,000,000 shares of common stock outstanding. All of the shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by an "affiliate", as that term is defined in Rule 144, as described below.

The 6,000,000 shares of common stock, which are not being sold in this offering, are "restricted securities" within the meaning of Rule 144. All of these shares will be eligible for sale in the public market commencing one year after the date of this prospectus, all under and subject to the restrictions contained in Rule 144 and the lock-up described in "Underwriting."

In general, under Rule 144, a person, or persons whose shares are required under Rule 144 to be aggregated, including an "affiliate", as that term is defined under the Securities Act and the regulations promulgated thereunder, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of

     o one percent of the then outstanding shares of common stock (80,000 shares immediately after this offering) or
     o the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed,

provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities. Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned restricted shares for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one- and two-year holding periods described above, a holder of restricted shares can include the holding periods of a prior owner who was not an affiliate. The one-and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares from the issuer or an affiliate.

                                  UNDERWRITING

Subject to the terms and conditions of an underwriting agreement, dated _________, 2002, the underwriters named below, acting through their representative, VFinance Investments., Inc., have severally agreed with us to purchase from us the number of units set forth below opposite their respective names.

         Underwriters                               Number of Units
         ------------                               ---------------

         VFinance Investments, Inc.

         Total                                      2,000,000

The representative has advised us that the underwriters propose to offer the units to the public at the public offering price of $_____ and to certain dealers at that price less a concession of not in excess of $____ per share, of which $___ may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

We have granted to the underwriters an option, exercisable within 45 days after the date of this prospectus, to purchase up to 300,000 units to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the additional 300,000 units, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional units based on the underwriter's percentage underwriting commitment in the offering as indicated in the table above. If purchased, these additional units will be sold by the underwriters on the same terms as those on which the units offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell units to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the units offered in this offering.

We have agreed to sell the units to the underwriters at the initial offering price less the __% underwriting discount. The underwriting agreement also provides that upon the closing of the units offered, the representative will be paid a nonaccountable expense allowance equal to __% of the gross proceeds from the sale of the units offered by this prospectus, including the over-allotment option.

We have also agreed to issue warrants to the representative to purchase from us up to 200,000 units at an exercise price per unit equal to 150% of the offering price per unit. These warrants and the securities underlying the warrants are exercisable during the four-year period beginning one year from the date of effectiveness of the registration statement and are not redeemable. These warrants are not transferable for one year following the effective date of the registration, except to an individual who is an officer or partner of an underwriter, by will or by the laws of descent and distribution. These warrants will have registration rights. We will cause the registration statement to remain effective until the earlier of the time that all of the representative's warrants have been exercised and the date which is five years after the effective date of this offering. The common stock and warrants issued to the representative upon exercise of these warrants will be freely tradable.

The holders of the representative's warrants will have, in that capacity, no voting, dividend or other stockholder rights. Any profit realized by the representative on the sale of the securities issuable upon exercise of the representative's warrants may be deemed to be additional underwriting compensation. The securities underlying the representative's warrants are being registered on the registration statement. During the term of the representative's warrants, the holders thereof are given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while the representative's warrants are outstanding. At any time at which the representative's warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

The expenses of the offering, other than underwriting discounts and commissions referred to above, are estimated at $________ and are payable entirely by us.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Each of our executive officers and directors and principal stockholders, including without limitation, the selling stockholders, has agreed for a period of 24 months after the date of this prospectus, subject to limited exceptions, not to:

     o offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock; or
     o enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock without the prior written consent of VFinance Investments, Inc. may, however, in their sole discretion and at any time or from time to time before the termination of the 24-month period, without notice, release all or any portion of the securities subject to lock-up agreements.

The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered by this prospectus has been determined though negotiations between us and the representatives of the underwriters. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the representatives of the underwriters believe to be comparable to us, estimate of our business potential, the present state of our development and other factors deemed relevant.

At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares in this offering to be sold to our directors, officers, employees, business associates and persons related to us. The number of shares available for sale to the general public will be reduced to the extent such shares are purchased. Any of these reserved shares not so purchased will be offered by the underwriters on the same basis as the shares offered by this prospectus.

The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                                  LEGAL MATTERS

The validity of the common stock offered through this prospectus will be passed on by Sachs Sax Klein, Boca Raton, Florida. Certain legal matters will be passed upon for the underwriters by Adorno & Yoss, P.A., Ft. Lauderdale, Florida.

                                     EXPERTS

Our consolidated financial statements for the periods ended December 31, 2001, 2000 and 1999 have been audited by Daszkal Bolton LLP, independent certified public accountants . We have included our consolidated financial statements in this prospectus in reliance on the report of Daszkal Bolton LLP, given on their authority as experts in auditing and accounting.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock to be distributed in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to 99 Cent Stuff and the common stock to be distributed in this offering, we refer you to the registration statement and the exhibits filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules filed with it, may be inspected without charge at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from such office after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0300 for further information on the operation of the public reference rooms. The SEC also maintains a web site that contains registration statements, report, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC at http://www.sec.gov.

Upon completion of this offering we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and will file annual reports containing consolidated financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC public reference room and the SEC's web site.

                                TABLE OF CONTENTS



Independent Auditors' Report......................................... F-2

Consolidated Financial Statements:

     Consolidated Balance Sheets at December 31, 2000 and 2001
     and Six Months Ended June 30, 2002 (Unaudited).................. F-3

     Consolidated Statements of Operations and Members' Deficit for
     the periods ended December 31, 1999, 2000 and 2001 and
     the Six Months Ended June 30, 2001 and 2002 (Unaudited) ........ F-4

     Consolidated Statements of Cash Flows for the periods ended
     December 31, 1999, 2000 and 2001 and the Six Months Ended
     June 30, 2001 and 2002 (Unaudited).............................. F-5

Notes to Consolidated Financial Statements........................... F-6

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Directors and Members
99 Cent Stuff, LLC

We have audited the accompanying consolidated balance sheets of 99 Cent Stuff, LLC as of December 31, 2000 and 2001, and the related consolidated statements of operations and members' deficit and cash flows for the years ended December 31, 2000 and 2001 and the period from June 28, 1999 (inception) through December 31,1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 99 Cent Stuff, LLC as of December 31, 2000 and 2001, and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the consolidated financial statements, the Company's significant operating losses and reliance on outside funding to maintain operations raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Daszkal Bolton LLP

Boca Raton, Florida
April 10, 2002

99 CENT STUFF, LLC
CONSOLIDATED BALANCE SHEET
FOR THE YEARS ENDED DECEMBER 31, 2000 and 2001 AND SIX MONTHS
ENDED JUNE 30, 2002
--------------------------------------------------------------------------------

ASSETS
------
                                                            2000               2001           June 30, 2002
                                                                                               (Unaudited)
                                                        ------------       ------------        ------------
    Current assets:
       Prepaid expenses and other assets                     122,785            109,039              79,384
       Inventory, net                                      4,267,627          3,385,949           3,035,714
                                                        ------------       ------------        ------------
            Total current assets                           4,390,412          3,494,988           3,115,098
                                                        ------------       ------------        ------------

    Property and equipment, net                            4,130,490          4,044,796           3,722,127
                                                        ------------       ------------        ------------
    Other assets:
       Security Deposits                                     172,171            166,237             166,237
       Receivable from officer                                    --            174,518             180,866
                                                        ------------       ------------        ------------

            Total assets                                $  8,693,073       $  7,880,539        $  7,184,328
                                                        ============       ============        ============


LIABILITIES AND MEMBERS' DEFICIT
--------------------------------

    Current liabilities:
       Cash overdraft                                   $    527,668       $    316,728        $     81,481
       Accounts payable                                    3,212,228          3,417,336           3,617,518
       Accounts payable, related party                        76,496            470,692           2,101,090
       Accrued expenses                                      216,148            114,772             196,957
       Lines of credit                                     1,174,797          2,900,000           3,000,000
       Notes payable, related party                       10,904,840         14,591,553          14,591,553
                                                        ------------       ------------        ------------
            Total current liabilities                     16,112,177         21,811,081          23,588,599
                                                        ------------       ------------        ------------

    Members' deficit                                      (7,419,104)       (13,930,542)        (16,404,271)
                                                        ------------       ------------        ------------
            Total liabilities and members' deficit      $  8,693,073       $  7,880,539        $  7,184,328
                                                        ============       ============        ============

99 CENT STUFF, LLC
STATEMENT OF OPERATIONS AND MEMBERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 and 2001 AND THE SIX MONTHS
ENDED JUNE 30, 2001 and 2002
--------------------------------------------------------------------------------

                                                                                                    Six Months       Six Months
                                                                                                    Ended June       Ended June
                                                                                                     30, 2001         30, 2002
                                                    1999             2000             2001         (Unaudited)       (Unaudited)
                                                ------------     ------------     ------------     ------------     ------------
Net sales                                       $  3,984,522     $ 14,219,365     $ 35,888,782     $ 17,086,461     $ 18,796,721

Cost of goods sold                                 3,196,770       10,571,255       26,260,512       12,561,111       14,066,573
                                                ------------     ------------     ------------     ------------     ------------

Gross profit                                         787,752        3,648,110        9,628,270        4,525,350        4,730,148

Selling, general and administrative expenses       2,808,369        8,273,380       14,558,460        7,961,530        6,564,800
                                                ------------     ------------     ------------     ------------     ------------

Loss from operations                              (2,020,617)      (4,625,270)      (4,930,190)      (3,436,180)      (1,834,652)
                                                ------------     ------------     ------------     ------------     ------------
Other income (expense):
    Other income                                         125           21,069           35,911            9,809           11,993
    Interest expense                                (125,247)        (669,164)      (1,617,159)        (838,645)        (651,070)
                                                ------------     ------------     ------------     ------------     ------------
           Total other income (expense)             (125,122)        (648,095)      (1,581,248)        (828,836)        (639,077)
                                                ------------     ------------     ------------     ------------     ------------

Net loss                                          (2,145,739)      (5,273,365)      (6,511,438)      (4,265,016)      (2,473,729)

Members' deficit, beginning of period                     --       (2,145,739)      (7,419,104)      (7,419,104)     (13,930,542)

Members' deficit, end of period                 $ (2,145,739)    $ (7,419,104)    $(13,930,542)    $(11,684,120)    $(16,404,271)
                                                ------------     ------------     ------------     ------------     ------------
Proforma Earnings Per Share:
Net loss per share                              $      (0.36)    $      (0.88)    $      (1.09)    $      (0.71)    $      (0.41)
                                                ============     ============     ============     ============     ============
Weighted average common shares
    outstanding                                    6,000,000        6,000,000        6,000,000        6,000,000        6,000,000
                                                ============     ============     ============     ============     ============

99 CENT STUFF, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000 and 2001 AND THE SIX MONTHS
ENDED JUNE 30, 2001 and 2002
--------------------------------------------------------------------------------

                                                                                                       Six Months      Six Months
                                                                                                       Ended June      Ended June
                                                                                                        30, 2001        30, 2002
                                                          1999             2000           2001         (Unaudited)     (Unaudited)
                                                       -----------     -----------     -----------     -----------     -----------
Cash flows from operating activities:
     Net loss                                          $(2,145,739)    $(5,273,365)    $(6,511,438)    $(4,265,016)    $(2,473,729)
     Adjustments to reconcile net loss to net cash
       provided by (used in) operating activities:
         Depreciation and amortization                      98,984         351,656         852,532         455,264         441,385
         (Increase) decrease in:
            Prepaid expenses and other assets              (42,055)       (158,764)         13,746          41,156          29,655
            Inventory                                   (2,725,090)     (1,542,537)        881,678         523,309         350,235
            Security Deposits                              (94,137)             --           5,934         (21,625)             --
         Increase (decrease) in:
            Accounts payable                               758,475       2,592,609         205,108         735,001         200,182
            Accrued expenses                                    --          77,794        (101,376)       (113,287)         82,185
                                                       -----------     -----------     -----------     -----------     -----------
Net cash provided by (used in) operating activities     (4,149,562)     (3,952,607)     (4,653,816)     (2,645,199)     (1,370,087)
                                                       -----------     -----------     -----------     -----------     -----------

Cash flows used in investing activities:
     Receivable from officer                                    --              --        (174,518)        (50,000)         (6,348)
     Purchase of property and equipment                 (1,221,081)     (3,360,049)       (766,838)       (797,920)       (118,716)
                                                       -----------     -----------     -----------     -----------     -----------
Net cash used in investing activities                   (1,221,081)     (3,360,049)       (941,356)       (847,920)       (125,064)
                                                       -----------     -----------     -----------     -----------     -----------
Cash flows from financing activities:
     Change in cash overdraft                              270,330         192,643        (210,940)       (445,975)       (235,247)
     Net borrowings under lines of credit                  436,400         798,560       1,725,203       1,700,203         100,000
     Accrued interest included in notes payable,
       related party                                       117,355         563,557       1,381,713              --              --
     Accounts payable, related party                            --          76,496         394,196          30,473       1,630,398
     Proceeds from notes payable, related party          4,875,089       5,645,000       2,305,000       2,208,418              --
     Repayments of notes payable, related party           (292,131)             --              --              --              --
                                                       -----------     -----------     -----------     -----------     -----------
Net cash provided by (used in) financing activities      5,407,043       7,276,256       5,595,172       3,493,119       1,495,151
                                                       -----------     -----------     -----------     -----------     -----------
Net increase (decrease) in cash                             36,400         (36,400)             --               0               0

Cash at beginning of year                                       --          36,400              --              --              --
                                                       -----------     -----------     -----------     -----------     -----------

Cash at end of period                                  $    36,400     $        --     $        --     $         0     $         0
                                                       ===========     ===========     ===========     ===========     ===========
Supplemental cash flow information:
     Interest paid                                     $     7,891     $   105,604     $   190,999     $        --     $        --
                                                       ===========     ===========     ===========     ===========     ===========

99 CENT STUFF, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF BUSINESS
--------------------------------

99 Cent Stuff, LLC (the "Company") was organized under the laws of the State of Delaware on June 28, 1999 as a limited liability company. The Company is a specialty, single-priced retailer that primarily targets individuals and small businesses with one-stop shopping for food, consumable hard lines, health and beauty aids, novelty and impulse items. The Company was operating retail outlets in ten locations at December 31, 2001, eight at December 31, 2000 and three at December 31, 1999. Nine locations were open for the entire 2001 fiscal year and three locations were open for the entire 2000 fiscal year. Three locations were open only a part of the 1999 fiscal year. The locations are separately incorporated as limited liability companies and are wholly owned by the Company. All of the stores are in southeast Florida.

The Company's ability to provide quality merchandise at the 99 cents price point is subject to certain economic factors, which are beyond the Company's control, including inflation. Inflation could have a material adverse effect on the Company's business and results of operations, especially given the constraints on the Company to pass on any incremental costs due to price increases or other factors. A sustained trend of significant inflationary pressure could require the Company to abandon its single price point of 99 cents per item, which could have a material adverse effect on the Company's business and results of operations.

NOTE 2 - FINANCIAL STATEMENTS AND INTERIM PERIOD
------------------------------------------------

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Regulation SB.

In the opinion of management, all adjustments (consisting only of normal recurring accruals), which are necessary for a fair presentation for the periods presented, have been included. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted.

It is suggested that these condensed consolidated financial statements be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001. The results of operations for the six months ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Cash and Cash Equivalents
-------------------------

The Company considers all investments with original maturities of three months or less to be cash equivalents. At December 31, 2000 and 2001, there are no cash equivalents.

Fair Value of Financial Instruments
-----------------------------------

The Company's financial instruments consist mainly of cash, short-term payables, borrowings under a line of credit and notes payable. The Company believes that the carrying amounts approximate fair value.

Inventory
---------

Inventory is stated at the lower of average cost or market, with cost determined on a first-in, first-out (FIFO) basis, and consists primarily of merchandise held for resale.

99 CENT STUFF, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------

Property and Equipment
----------------------

Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method. The following estimated lives have been used for financial statement purposes:

                   Category                                    Lives
           ----------------------------------          -------------------

           Computer equipment                                5 years
           Furniture, fixtures and equipment                5-7 years
           Leasehold improvements                            7 years

Income Taxes
------------

The Company has elected, for federal and state income tax purposes, to include their taxable income with that of its shareholders (an S Corporation election). Accordingly, the Company makes no provision for income taxes. The S Corporation status of the Company will terminate upon consummation of the offering and the Company will become subject to corporate income taxes (see Note 9). Upon termination of the Company's S Corporation status, the Company will recognize deferred income tax assets and liabilities in accordance with SFAS No. 109, "Accounting for Income Taxes." The resulting adjustment will be recorded as a deferred income tax provision or benefit for the period in which the change in status is effective. Had the Company become a C corporation as of December 31, 2001, a provision for deferred income taxes of approximately $0 would have been recorded, due to a valuation allowance for effect of the tax benefit of the net losses incurred since inception.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary limited liability companies, after eliminations of all material intercompany transactions.

Advertising Costs
-----------------

Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled $40,427, $47,918 and $83,946 for the periods ended December 31, 1999, 2000 and 2001, respectively.

Revenue Recognition
-------------------

Revenue is recognized at the point of sale.

Pre-Opening Costs
-----------------

The Company expenses, as incurred, all pre-opening costs related to the opening of new retail stores.

Operating Segments
------------------

The Company has one business segment, which are our retail operations. The majority of the product offerings include recognized brand-name consumable merchandise, regularly available for reorder. The Company had no customers

99 CENT STUFF, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

representing more than 10 percent of net sales. Substantially all of the Company's net sales were to customers located in the United States.

Shipping And Handling Costs
---------------------------

The Company follows the provisions of Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Any amounts billed to third-party customers for shipping and handling are included as component of revenue. Shipping and handling costs incurred are included as a component of cost of sales.

Impairment Of Long-Lived Assets
-------------------------------

The Company reviews its long-lived assets for impairment whenever events or changes indicate that the carrying amount of an asset or group of assets may not be recoverable. No impairment losses were recorded during the periods ended December 31, 1999, 2000 or 2001.

NOTE 4 - PROPERTY AND EQUIPMENT
-------------------------------

Property and equipment consist of the following at December 31, 2000 and 2001:

                                                            2000            2001
                                                        -----------     -----------
Computer equipment                                      $   398,960     $   424,259
Furniture, fixtures and equipment                         2,729,100       3,314,104
Leasehold improvements                                    1,453,070       1,609,605
                                                        -----------     -----------
     Total property and equipment                         4,581,130       5,347,968
     Less: accumulated depreciation and amortization       (450,640)     (1,303,172)
                                                        -----------     -----------
     Net property and equipment                         $ 4,130,490     $ 4,044,796
                                                        ===========     ===========

Depreciation and amortization expense for the periods ended December 31, 1999, 2000 and 2001was $98,984, $351,656 and $852,532, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------

At December 31, 2000 and 2001, the Company had notes payable of $10,940,840 and $14,591,553, respectively, for funds advanced from a member of the Company. These amounts include accrued interest of approximately $676,890 and $2,073,082 at December 31, 2000 and 2001. The notes are short-term and bear interest at the prime rate plus 2.0% (11.5% and 6.75%, at December 31, 2000 and 2001 , respectively) and are due on demand.

The Company also had notes payable of $14,482 and $0 for funds advanced from a Corporation owned by a member of the Company at December 31, 2000 and 2001, respectively. The notes are short-term, non-interest bearing and due on demand.

At December 31, 2000 and 2001, accounts payable included reimbursements of $76,496 and $470,692 due to a member of the Company for certain advances and the member's purchase of equipment for the Company, respectively.

99 CENT STUFF, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

As of December 31, 2001, the Company had advanced $160,000 to an officer of the Company, which is included in other assets on the accompanying consolidated balance sheet. This advance bears interest at 8% per annum with an interest accrual of $14,518 as of December 31, 2001. The note is repayable ninety days after payment is demanded.

A member of the Company is the guarantor on several of the lease agreements for warehouse and retail facilities (Note 5), and also for the lines of credit and letters of credit (Note 7). As of December 31, 2001, interest of $242,002 was accrued for the member's personal guaranty of these obligations and is included in notes payable to related party on the accompanying consolidated balance sheet.

NOTE 6 - LEASE COMMITMENTS
--------------------------

The Company leases its retail and warehouse facilities under long-term operating lease agreements. Rent expense for all operating leases was $257,112, $1,236,445 and $2,129,550 for the years ended December 31, 1999, 2000, 2001, respectively.


At December 31, 2001, future minimum lease payments for these leases are as follows:

                Year Ending December 31,
         --------------------------------
            2002                                     $ 1,726,531
            2003                                       1,675,547
            2004                                       1,426,517
            2005                                       1,066,316
            2006                                         860,397
         Thereafter                                    3,248,781
                                                     -----------
         Total minimum lease payments                $10,004,089
                                                     ===========

NOTE 7 - SIGNIFICANT ESTIMATES
------------------------------

Inventory Valuation Allowance
-----------------------------

The Company provides an allowance for certain merchandise that may become totally obsolete or damaged. Management has reduced the carrying value of these items by approximately $100,000 and $0 at December 31, 2000 and 2001, respectively.

NOTE 8 - CREDIT FACILITIES
--------------------------

The Company has a $3,000,000 revolving line of credit that requires quarterly interest payments at the bank's prime rate minus one percent (9.5% and 3.75% at December 31, 2000 and 2001, respectively). The line is secured by a personal guaranty of a member of the Company and is due May 24, 2002. The member is compensated 2% per annum of the total amount available under the line of credit for the personal guaranty of this facility.

At December 31, 2000 and 2001, the Company owed $1,174,797 and $2,900,000, respectively, on the revolving lines of credit.

The Company also has a separate $1,000,000 line of credit to fund standby and trade letters of credit. Interest is payable quarterly at the bank's prime rate minus one percent. The line is personally guaranteed by a member of the Company and is due May 24, 2002.

At December 31, 2001, the Company had outstanding irrevocable letters of credit approximating $130,225. These letters of credit, which have terms of three months to one year, collateralize the Company's obligation to third parties for the purchase of inventory. The fair value of these letters of credit approximates contract values based on the nature of the fee arrangements with the issuing banks, usually 1 to 1.5% of the credit issued.

99 CENT STUFF, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 9 - CONTINGENCIES
----------------------

The Company is involved in various claims and lawsuits arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such claims and lawsuits are not material to the Company's financial position.


NOTE 10 - FINANCIAL ANALYSIS AND LIQUIDITY
------------------------------------------

As shown in the accompanying consolidated financial statements, the Company has incurred significant operating losses and negative cash flows from operations. The Company has funded start up costs and related operating deficits by loans from a member of the Company. The Company is dependent on this and other sources of financing to meet its future obligations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan is to fund short-term cash requirements with additional member financing and is also reviewing possible sources of capital and financing. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 11 - RECLASSIFICATIONS
---------------------------

Certain amounts in the accompanying consolidated financial statements as of December 31, 1999, 2000 and 2001 have been reclassified to conform to the current year presentation, with no effect on reported net loss.

NOTE 12 - UNAUDITED PRO FORMA INFORMATION
-----------------------------------------

Balance Sheet
-------------

The following unaudited pro forma balance sheet gives effect as of December 31, 2001, to the conversion of a related party notes payable and accrued interest due to a stockholders of $14,591,553 as of June 30, 2002, and the recording of an estimated deferred income tax liability of $0 that would be recorded if the Company terminated its S corporation status at that date.

                    Balance Sheet

ASSETS
------
                                                                                         Pro Forma As
                                                                         Pro Forma       Adjusted June
                                                      June 30, 2002     Adjustments        30, 2002
                                                      -------------     -----------      ------------
  Current assets:
      Prepaid expenses and other assets                      79,384                            79,384
      Inventory, net                                      3,035,714                         3,035,714
                                                       ------------                      ------------
             Total current assets                         3,115,098                         3,115,098
                                                       ------------                      ------------

  Property and equipment, net                             3,722,127                         3,722,127

  Other assets:
      Security Deposits                                     166,237                           166,237
      Receivable from officer                               180,866                           180,866
                                                       ------------                      ------------
             Total assets                              $  7,184,328                      $  7,184,328
                                                       ============                      ============


 LIABILITIES AND MEMBERS' DEFICIT
 --------------------------------

  Current liabilities:
      Cash overdraft                                         81,481                            81,481
      Accounts payable                                    5,718,608                         5,718,608
      Accrued expenses                                      196,957                           196,957
      Lines of credit                                     3,000,000                         3,000,000
      Notes payable, related party                       14,591,553      (14,591,553)              --
                                                       ------------     ------------     ------------
             Total current liabilities                   23,588,599                         8,997,046
                                                       ------------                      ------------

  Common Stock, $0.01 par value, 25,000,000 shares
  authorized, 6,000,000 shares issued                            --           60,000           60,000
  Additional Paid In Capital                                     --       (1,872,718)      (1,872,718)
  Members' deficit                                      (16,404,271)      16,404,271               --
                                                       ------------     ------------     ------------

             Total liabilities and members' deficit    $  7,184,328                      $  8,997,046
                                                       ============                      ============

99 CENT STUFF, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12 - UNAUDITED PRO FORMA INFORMATION, continued
----------------------------------------------------

Pro Forma Provision For Income Taxes
------------------------------------

The unaudited pro forma net loss presents the pro forma effects on historical net income adjusted for a pro forma provision for income taxes. The pro forma provision for income taxes has been determined assuming the Company had been taxed as a C corporation for federal and state income tax purposes. Since the Company had a loss since inception no income tax expense has been recorded. The tax benefit from the losses has been offset by a valuation allowance.

Pro Forma Per Share Information
-------------------------------

In accordance with SFAS No. 128 "Earnings per Share," which became effective December 15, 1997, basic net income per common share was computed by dividing net income by the weighted average number of common shares outstanding during the year assuming the Corporation has been converted to a C corporation and $14,591,553 of notes payable to a related party as of June 30, 2002, has been exchanged for 6,000,000 shares of common stock.

Stock Option Plan
-----------------

The Company will establish a nonqualified and incentive stock option plan in connection with the filing of a Form S-1 Registration Statement. The plan provides for the issuance of a maximum of 1,000,000 shares of common stock to officers, directors and consultants and other key employees. Incentive stock options and nonqualified options are granted at not less than 100 percent of the fair market value of the underlying common stock on the date of grant. All options vest equally over a three-year period. The Company applies APB No. 25 and related interpretations in accounting for its stock option grants to employees. Accordingly, no compensation expense has been recognized for these stock option grants.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

           SEC registration fee                     $   2893
           Printing and engraving expenses                *
           Legal fees and expenses                        *
           Nasdaq Listing Fees                         47,500
           Boston Stock Exchange Listing Fees          15,000
           Accounting fees and expenses                   *
           Blue Sky fees and expenses                     *
           Transfer agent and registrar fees              *
           Miscellaneous fees and expenses                *
            Total                                   $     *

Item 14. Indemnification of Directors and Officers.

The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Registrant's Amended and Restated Articles of Incorporation and Bylaws provide that the Registrant may insure, shall indemnify and shall advance expenses on behalf of our officers and directors to the fullest extent not prohibited by law. We are also a party to indemnification agreements with each of our directors and officers. The Registrant has also agreed to indemnify the selling shareholders named in the Registration Statement against certain liabilities, including liabilities under the Securities Act.

The bylaws of the registrant provide that, to the fullest extent permitted by applicable law, the registrant shall indemnify any person who is a party or otherwise involved in any proceeding by reason of the fact that such person is or was a director or officer of the registrant or was serving at the request of the registrant.

The registrant has not purchased insurance against costs which may be incurred by it pursuant to the foregoing provisions of its certificate of incorporation and bylaws, nor does it insure its officers and directors against liabilities incurred by them in the discharge of their functions as such officers and directors.

Item 15. Recent Sales of Unregistered Securities.

Prior to the closing of the offering the Company will issue an aggregate of 6,000,000 shares of its common stock to Raymond Zimmerman in exchange for outstanding limited liability company interests and cancellation of outstanding debt. The transaction will be an exempt transaction under Section 4(2) of the Securities Act of 1933 as a non-arm's length transaction with one person.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number             Exhibit Description
--------------             -------------------
1.1                        Underwriting Agreement
3.1                        Articles of Incorporation
3.2                        Bylaws
4.1+                       Specimen Stock Certificate
4.2                        Warrant Agreement
4.3                        Representative's Unit Purchase Option
5.1+                       Opinion of Sachs Sax Klein
10.1                       2002 Equity Incentive Plan
10.2+                      Employment Agreement with Raymond Zimmerman
10.3+                      Employment Agreement with John Isaac
10.4+                      Employment Agreement with Leo Milewicz
10.5                       Lease for Beacon Warehouse
23.1                       Consent of Sachs Sax Klein (included in Exhibit 5.1)
23.2                       Consent of Daszkal Bolton LLP
99.1                       Consent of Nathan Light
99.2                       Consent of Leonard Florence

+To be filed by amendment

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


The undersigned Registrant hereby undertakes that:

     o For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

     o For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on September 6, 2002.

                                          99 CENT STUFF, INC.


                                          By: /s/ Raymond Zimmerman
                                              -----------------------
                                          Raymond Zimmerman, Chairman


                                POWER OF ATTORNEY

     Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Raymond Zimmerman and John Isaac, and each of them, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to al intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorneys in fact and agents, or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:


                 Signature                                     Title                                  Date
                 ---------                                     -----                                  ----
/s/ Raymond Zimmerman                        Chairman of the Board and Chief Executive           September 6, 2002
---------------------                        Officer (Chief Financial and Accounting
Raymond Zimmerman                            Officer)
